PE
12-29-01

02020950

> WHY WE WILL SUCCEED

2001 Annual Report

Snap-on

> FINANCIAL HIGHLIGHTS

For the fiscal years ended December 29, 2001, December 30, 2000, and January 1, 2000

(Amounts in millions except per share data)	**2001**	2000	1999
FOR THE YEAR			
Net sales	**$2,095.7**	$2,175.7	$1,945.6
Segment operating earnings*	**156.9**	213.7	189.1
Net earnings	**19.0**	148.5	127.2
Free cash flow	**110.1**	132.6	200.2
Average shares outstanding – diluted	**58.1**	58.6	58.9
AT YEAR-END			
Total assets	**$1,974.3**	$2,069.1	$2,160.9
Working capital	**590.0**	648.4	753.6
Shareholders' equity	**775.8**	844.0	825.3
Total capital	**1,250.4**	1,387.3	1,455.1
PER COMMON SHARE			
Net earnings – diluted	**$ .33**	$ 2.53	$ 2.16
Dividends paid	**.96**	.94	.90
Shareholders' equity	**13.40**	14.60	14.10
Year-end share price	**33.93**	27.88	26.56
STATISTICS			
Net earnings as a percent of net sales	**.9%**	6.8%	6.5%
Free cash flow as a percent of net earnings	**N/M**	89.3%	157.4%
Return on average shareholders' equity	**2.3%**	17.8%	16.0%
Total debt to total capital	**38.0%**	39.2%	43.3%
Ratio of current assets to current liabilities	**2.1**	2.2	2.7


NET SALES
in $ millions
1,672
1,773
1,946
2,176
2,096
97 98 99 00 01


SEGMENT OPERATING EARNINGS
in $ millions
194
118
189
214
157
97 98 99 00* 01*


NET EARNINGS (LOSS) PER SHARE – DILUTED
in dollars
2.44
(.08)
2.16
2.53
.33
97 98 99 00 01


RETURN ON AVERAGE SHAREHOLDERS' EQUITY
in percent
17.5
(.6)
16.0
17.8
2.3
97 98 99 00 01

**Segment operating earnings include allocated unusual charges of $14.4 million in 2001 and $16.8 million in 2000.*

For further information see Management's Discussion and Analysis and Notes to Consolidated Financial Statements.

For financial definitions see Glossary of Financial Terms on inside back cover.

N/M = Not meaningful

> TO OUR SHAREHOLDERS

As the new chief executive of Snap-on Incorporated, it's my privilege to lead our company's drive to deliver sustainable value for customers, dealers, employees and shareholders.

Snap-on is well positioned to fulfill our mission. Our premier brands, expanding dealer base, innovative products and technologies, close customer relationships, and financial strength give us a solid foundation on which to achieve consistent growth in net sales, operating profits and earnings per share.

That being said, we also recognize a clear opportunity to improve our performance by unlocking all the embedded potential in the organization. With our Driven to Deliver™ business process, developed to provide a catalyst for change, we are introducing enhanced practices that support new operational priorities. We are embracing a mindset based on empowerment, accountability and action. And we will measure ourselves against metrics that link directly to value creation. It is through the application of this systematic approach that we will succeed.



"It is the balance of **Quality People, Operational Fitness** and **Profitable Growth** that will produce sustainable value."

DALE F. ELLIOTT, President and Chief Executive Officer


Snap-on

Snap-on's new **53"-wide roll cabs** offer up to 19 drawers and nearly 20,000 cubic inches of capacity for optimal storage and organization.

> WHO WE ARE

Snap-on means many things to many people.

Our brands are the clear choice for professional tool and equipment users worldwide. Customers depend on our products for exacting performance, functionality, comfort, strength and durability. What's more, they know Snap-on is ready to assist them with everything from tools and information to financing and over-the-phone repair support.

Automotive technicians value the service delivered each week by their Snap-on dealer – a reliable source for products, product support, techniques, information and ideas. By bringing together information, diagnostics and the tools to complete the repair, Snap-on helps technicians confidently understand the steps required to diagnose problems in today's complex vehicles and perform necessary repairs faster than ever. Shop owners, too, understand the value Snap-on brings to their shops and the technicians who work there. But they also know and trust in us as a world-class service organization that listens, takes care of their needs and helps them operate more profitably today and in the future.



"We are committed to our dealers and the enhancement of the franchise through innovative new products and technology."

MICHAEL F. MONTEMURRO, Senior Vice President and President – Worldwide Snap-on Dealer Group

"Snap-on succeeds because of our skilled people, and we must ensure they have the right tools to support our goals."

SHARON M. BRADY, Vice President – Human Resources



For industrial and commercial customers, Snap-on representatives are supplying tools and equipment that improve performance and productivity. Distributors worldwide respect and support Bahco's ergonomically advanced tools because they attract the most discriminating customers – those who earn their living with tools.

For our dealers, Snap-on's commitment to innovation provides a continuous stream of revenue-generating new products that create excitement while enhancing market leadership. Dealers also benefit from a technology and support infrastructure that now makes it easier to operate their businesses, giving them more quality time with their customers. Today, snapon.com allows dealers to expand their customer base to second- and third-shift technicians, while offering existing customers 24x7 access.

For employees, Snap-on offers an environment in which they are empowered to do what is right for the customer. The *Driven to Deliver* business process provides the framework for employees to take action, produce improvements and contribute to building a greater Snap-on.

Bahco is bringing its premium tools to North American tradespeople, including a full line of pipe wrenches and other professional tools.



> WHERE WE ARE

For Snap-on, 2001 was a transitional year. In a climate of economic uncertainty, revenues declined 3.7 percent, due largely to depressed sales of big-ticket diagnostics and equipment products. Earnings per share declined on the lower sales volumes and higher costs associated primarily with our restructuring and other efforts. We initiated significant actions to reduce our cost structure and better align the organization with current market conditions. But, even with the weak environment, we continued to support and invest in those activities that will position the company well for a strong recovery.

We renewed our commitment to key organizational strengths: our dealer network, our premier brands, our technology infrastructure and our global customer base.



The "More Feet on the Street" program is expanding the coverage of our proprietary channel while providing franchise dealers new opportunities to grow their businesses through second franchises and second vans. In 2001, we added 203 net new dealers, surpassing 4,025 in the United States and reaching a new milestone for total feet on the street.

"Bahco and Snap-on have a combined heritage of nearly 200 years of tool leadership based on quality and innovation."

ANDERS ÅGREN, President – Bahco Group AB

"We are leveraging the **power of technology** to improve productivity, strengthen **growth platforms** and enhance our existing businesses."

ALAN T. BILAND, Vice President – Chief Information Officer and President – Diagnostics and Information Group


Snap-on

We also continued to expand our customer base with targeted programs and products for new car dealerships and vehicle manufacturers. Beyond automotive, Bahco's product and distribution capabilities are allowing us to reach skilled tradespeople in the construction, electrical, agricultural and utility maintenance segments. Late in the year, we announced the introduction of the high-quality BAHCO® line of saws, files and power tool accessories to the North American marketplace. Early reception has been favorable.

Snap-on continues to lead the manufacturing sector in e-commerce performance and innovation. Our snapon.com site enhances our existing channels, helping us reach unserved and underserved markets. In 2001, we extended online sales to select new regions of the world. By the end of the year, approximately 70,000 customers had registered on the site, including more than 6,700 industrial accounts. On average, the site receives 5,000 visits per day.

These strategies are creating many new opportunities for Snap-on and have strengthened our growth platforms for the future.



Featured in *Motor* magazine's Top 20 Tools of 2001, the air-powered **Crud Thug™** rotary material-removing tool allows for precision in removing paint, rust and other material.

> WHAT WE'RE DOING

Solid top-line growth, while critically important, is not the whole story. To generate the consistent performance our shareholders expect, we must bring greater focus and discipline to the operational side of our business. That means adopting a commitment to continuous improvement and accountability based on three principles: Quality People, Operational Fitness and Profitable Growth. These principles provide the framework of our new *Driven to Deliver* business process.

First, we began a rigorous, ongoing review of our businesses; and we challenged Snap-on employees to examine all activities and define more effective operating practices. We combined our diagnostics and information businesses to reflect the convergence of these applications in the marketplace. We initiated a selective restructuring of certain underperforming operations – a move that will generate an estimated $40 million in annual pretax cost savings, with approximately half to be invested in growth initiatives.

One important priority is to improve our utilization of working capital. By focusing on inventory, accounts receivable



"As we embrace Driven to Deliver, we will be able to meet shareholder expectations."

WILLIAM H. PFUND, Vice President – Investor Relations

"Our new financial metrics track our progress in executing our strategies. The result of that execution will be superior returns for our shareholders."

DONALD S. HUML, Senior Vice President – Finance and Chief Financial Officer



and payables, we expect to double our working investment turns from the current two to four. As a result, we can improve the financial returns earned on our investment and generate $250 million in cash flow to fund future growth.

We are also implementing lean manufacturing and "build-to-order" processes to control production costs. Employees across the company executed 38 team "Blitz" events involving 122 team projects at 13 sites. These intensive sessions target waste, improve processes and reduce cycle times. We recently centralized continuous improvement and quality control to expand and enhance these initiatives.

To support these efforts, we must also evolve into a performance-based organization. We are aligning people, businesses and processes and have created a new incentive structure that links compensation to the specific operating metrics that drive corporate performance. Individuals and teams are being given the tools to better understand their impact on financial results and to collaborate more effectively to achieve targeted improvements.

In the year ahead, we will continue our drive toward operational excellence, improving the performance of current businesses. We will balance these efforts with activities that support the development of our people and strengthen our leadership in new product innovation.

Next-generation, computerized **John Bean® wheel balancers** feature patented "Virtual Plane Imaging™" technology that provides unsurpassed accuracy and reliability.



> WHERE WE'LL BE

2001 was a pivotal year for Snap-on and an unprecedented one for the world. Near term, we're cautious in our outlook due to difficult market conditions, but our focus remains on improving business performance. Today, *Driven to Deliver* is taking hold throughout Snap-on and will help us embrace the opportunities ahead.

Our dealer business – already a solid growth platform – will benefit from continued efforts to enhance the strategic partnership with our franchise dealers. In 2002, we will offer new productivity-enhancing solutions, such as individual Web sites, to help dealers extend their industry-leading service.

At the core of our growth across all of our businesses is our Product Design Cycle. Research and development centers collaborate around the world, and around the clock. Our goal is to generate 30 percent of annual revenues from products introduced during the prior 36 months.

We will apply continued emphasis and discipline to the key initiatives that drive shareholder value. Controlling costs will always be important, but it will be balanced with a constant search for Profitable Growth and continued investment in our Quality People.



"**Intellectual property** is one of our most important assets in **leveraging innovation** to create new opportunities for **Profitable Growth.**"

SUSAN F. MARRINAN, Vice President, Secretary and General Counsel



Quality
People
Driven
To
Deliver™
Operational
Fitness
Profitable
Growth

I want to thank all employees and dealers for their resilience during a most challenging time. With their support, we have many reasons to be confident in our ability to succeed.

We are also thankful to those who have helped build the foundation for Snap-on's success. This past year, we were saddened by the loss of Marion F. Gregory, retired chairman, president and CEO. Marion provided 36 years of service to the company and was a devoted member of the Snap-on family.

We also want to recognize recently retired directors Branko Beronja and George Mead. Branko's board contributions, as well as his 37 years of service to Snap-on, had a significant effect on the success of the company. George's guidance over the past 18 years has been greatly appreciated, and through his service, the company, our dealers and our shareholders have benefited.

Finally, I personally wish to thank Robert Cornog for the vision he exhibited during his 21 years as a member of the board and for his counsel during my transition to president and CEO. As a result of his leadership, Snap-on has a solid platform of capabilities upon which to grow.

DALE F. ELLIOTT
President and Chief Executive Officer

> QUALITY PEOPLE

Without quality people, neither operational excellence nor sustainable growth would be possible.

More than 13,000 employees and 5,000 dealers worldwide form the foundation of the company. Through their hard work and dedication, the Snap-on name has become synonymous with quality, innovation and service. Their knowledge of the marketplace, relationships with customers and commitment to excellence allow Snap-on to deliver unequaled value to customers.

With *Driven to Deliver* as the platform, Snap-on employees are exhibiting a renewed focus on performance, development, accountability and empowerment. Improved alignment of people, processes and businesses will enhance results by leveraging the considerable strengths embedded within the organization.

Snap-on dealers are among the company's greatest competitive strengths, delivering solutions directly to customers at their places of business. Second franchises and multiple vans enhance the service dealers provide by increasing time with existing customers, while broadening their reach with professional tool and equipment users.



Photo: Snap-on dealer Pete Knowlton and his wife Linda operate a growing business consisting of three franchises and a total of five vans.



> OPERATIONAL FITNESS

A company can have quality people and top-line growth, but unless the operations are producing consistent financial results, growth will not be sustainable.

Defined simply, Operational Fitness means ensuring that Snap-on's businesses and functions are operating at a high level of effectiveness. It requires a planning-driven and process-oriented approach designed to produce operational excellence throughout the organization.

In the near term, Operational Fitness at Snap-on is focused on improving the performance of our current business portfolio. At the center of the effort is a continuous improvement emphasis that evaluates processes and practices to reduce waste and enhance operations. It provides a framework for increased efficiencies and financial returns.

Operational Fitness is not a short-term program but a way of business life at Snap-on. It means continuing to build a performanced-based mindset among all employees and applying it to all aspects of the business.



Photo: Employees, such as welder Murenza Russell, helped Wheeltronic, a Snap-on equipment company in Mississauga, Ontario, Canada, double manufacturing output utilizing existing resources.



Snap-on
Murenza

>

Real growth is essential in any business.

At Snap-on, Profitable Growth means delivering a measurable increase in financial performance while generating consistent revenue expansion. The Quality People and Operational Fitness principles provide the foundation for continued growth. When properly aligned and utilized, they establish a solid base on which to pursue new opportunities.

The *Driven to Deliver* business process focuses on growth through the expansion of Snap-on's core business, a continuous stream of new products and targeted acquisitions. Significant opportunities exist in Snap-on's dealer business through increased market coverage and enhanced dealer productivity. The More Feet on the Street program addresses the former, while technology and the Internet are enablers of the latter. New product innovation is essential to not only the dealer business but also across all markets Snap-on serves. Whatever the product, the goal is to create solutions that increase end-user productivity and profitability. That goal is achieved when the solution brings real value to the customer and delivers enhanced financial returns to the company.



Photo: Senior design engineer Mark Petersen, a former technician of 15 years, is one of the many Snap-on employees developing solutions for customers. Shown here is the Snap-on® Color Graphing Scanner,™ one of the most successful products of 2001.



ASE
CERTIFIED
MASTER AUTO
S/C TARGET(MPH)
PRGE DUTY CYC(%)
Graphing Scanner
Y
N

> CORPORATE HIGHLIGHTS

These highlights are representative of the achievements in 2001 that demonstrate Snap-on's unique set of competencies – distinctive innovations, solid relationships, a complete portfolio of technology solutions and our environmental stewardship.

Snap-on Named Exclusive Supplier to Sterling Autobody Centers™

Snap-on was named as the exclusive supplier of equipment to *Sterling Autobody Centers*, a national chain of collision repair facilities. As part of the agreement, Snap-on is outfitting 38 existing and 40 new Sterling facilities with a complete set of equipment, ranging from vehicle lifts to paint booths and from frame straighteners to PC-based measuring equipment.



AMERICAN HONDA
PREMIER PARTNER
AWARD
HONDA

Snap-on's Equipment Solutions Group Recognized as a Top Supplier by American Honda

Snap-on's Equipment Solutions group was named a recipient of the American Honda Motor Co., Inc. 2001 Premier Partner Award. The award is presented to Honda suppliers that demonstrate excellence in quality, value and customer service.



Snapon.com Reports Successful First Year of Service

By year-end 2001, more than 70,000 customers, including more than 6,700 industrial accounts, registered on snapon.com. On average, the site records 5,000 visits per day, with a total number of daily hits exceeding 110,000. The 22:1 ratio of hits to visits means that the average visitor moves well beyond the home page.

Snap-on Ranks Fourth in *InformationWeek* 500

Snap-on's overall technology efforts were recognized in the annual *InformationWeek* 500 ranking. Topping the manufacturing category for the third year in a row, Snap-on ranked fourth overall. According to *InformationWeek* magazine, "to obtain a spot in this annual ranking, companies must demonstrate a pattern of technological, procedural and organizational innovation."



INFORMATIONWEEK
500
Leaders. Collaborators. Influencers.

Snap-on Places Among Top Environmental Performers

Snap-on was identified as one of the top-ranked environmental performers in an Innovest annual investment research report that rated 18 of the world's leading automotive parts and supply companies. Snap-on was ranked second in its sector by Innovest, an international investment research firm specializing in environmental finance and investment opportunities. The companies were assessed on performance in areas such as environmental management, resource usage, climate change, product life cycle analysis and sustainability-related profit opportunities in new markets.

Snap-on Dealers Support Make-A-Wish®

In collaboration with the Make-A-Wish Foundation,® Snap-on dealers helped to make wishes possible for children with life-threatening illnesses. Through the sales of a nine-piece screwdriver set, Snap-on dealers generated money to benefit *Make-A-Wish* efforts. In addition, Snap-on donated a portion of the proceeds from a special-edition roll cabinet and top chest to the *Make-A-Wish Foundation*. The Richard Childress racing car prominently featured a large "Snap-on Dealers Support *Make-A-Wish*" decal at the EA Sports 500 race in October 2001.

Snap-on Incorporated ("Snap-on") is a leading global innovator, manufacturer and marketer of high-quality tool, diagnostic and equipment solutions for professional tool and equipment users. Snap-on's mission is to delight its customers – professional tool and equipment users worldwide – by providing innovative, productivity-enhancing products, services and solutions. Product lines include hand and power tools, tool storage, shop equipment, saws and cutting tools, pruning tools, under-hood diagnostics equipment, under-car equipment, safety-testing equipment, collision repair equipment, vehicle service information, business management systems, repair services, and other solutions for vehicle service, industrial, government and agricultural customers, and commercial applications, including construction and electrical. Snap-on's customers include professional automotive technicians, shop owners, franchised and chain vehicle service centers, vehicle and equipment manufacturers and other industrial, agricultural, and commercial tool and equipment users worldwide.

Snap-on has two business segments: the Snap-on Dealer Group, which serves the worldwide dealer van channel, and the Commercial and Industrial Group, which serves the non-dealer tool and equipment products businesses. In addition to its manufacturing, marketing and distribution operations, Snap-on also offers extended-credit financing for the purchase of its products through its wholly owned credit facilities and through a 50%-owned financial services joint venture.

Snap-on markets its products through multiple distribution channels and under various brands worldwide. Products are primarily sold through Snap-on's dealer van, company-direct and distributor sales channels and the Internet. Snap-on began selling product via the Internet in 2000 as part of its "Store Without Walls" vision, which offers both current and prospective customers online, around-the-clock access to purchase Snap-on® products.

Snap-on: Driven to Deliver™

In 2001, Dale F. Elliott succeeded Robert A. Cornog as president and chief executive officer of Snap-on and introduced a new message of *Driven to Deliver* as a catalyst to respond to marketplace changes – including economic factors, market consolidation, the impact of technology and changing customer expectations. The *Driven to Deliver* process, which builds on the strong foundation already created through the partnering efforts of Snap-on employees and dealers worldwide, provides a business management framework for all employees to take action, produce improvements and contribute to building a stronger Snap-on. Through the balance of three strategic principles – Quality People, Operational Fitness and Profitable Growth – Snap-on has set a course of action that it believes will better position the company by further strengthening the foundation for value and by setting the stage for continued expansion and growth.

The *Driven to Deliver* principle of "Quality People" means employees throughout the company are encouraged to anticipate and take appropriate action to achieve Snap-on's goals. The "Operational Fitness" principle means that the businesses and functions of Snap-on are striving toward a high level of operating effectiveness and that a planning and process-driven approach is used. Operational Fitness is not a short-term objective – it does not translate into simply cutting costs – it means building continuous improvement as a mindset among all employees and applying it to every aspect of the business. The "Profitable Growth" principle means growing the company while delivering a measurable increase in financial performance. At Snap-on, this will be accomplished through the rationalization of businesses not earning acceptable financial returns and through a continuous stream of innovative, productivity-enhancing new products.

The *Driven to Deliver* business process prompted Snap-on to take significant action during 2001 to reduce costs companywide in response to the slower sales environment and improve operating performance in businesses not earning acceptable financial returns. These initiatives, including the consolidation or closure of 35 facilities, coupled with a planned reduction in worldwide headcount of 796, or 6%, are expected to enhance financial returns and support investment initiatives that will deliver future profitable growth. Snap-on expects to achieve $40 million in pretax savings in 2002 from its restructuring and cost control activities, with approximately one-half of the savings targeted to support growth initiatives.

Consolidated Results of Operations

SNAP-ON'S GLOBAL PRESENCE: In recent years, Snap-on had product sales in the following geographic regions:

(Amounts in millions)	**2001**	2000	1999
United States	**$1,360.0**	$1,367.1	$1,306.7
Europe	**537.5**	587.5	434.3
All other	**198.2**	221.1	204.6
Total net sales	**$2,095.7**	$2,175.7	$1,945.6

NET SALES: Net sales in 2001 were $2.096 billion, down 3.7% from the $2.176 billion posted in 2000. In the Snap-on Dealer Group, worldwide net sales declined 1.9% from 2000 levels as a decrease in sales of big-ticket equipment and diagnostics products was partially offset by the success of new product introductions and continued demand for tools and tool storage. In the Commercial and Industrial Group, worldwide net sales declined 5.4% for the year. The slowing economy in 2001 depressed demand for big-ticket capital goods equipment throughout the year, while the demand for professional tools in the manufacturing and industrial marketplace weakened in the second half. Despite adverse economic conditions in 2001, Snap-on strengthened its business through successful new product introductions and further investment in the expansion of the U.S. dealer base under its "More Feet on the Street" initiative.

Overall, the year-over-year decline in net sales of 3.7% reflects a 2% deterioration from unfavorable currency translation and a 1.7% decline in organic sales. Organic sales exclude the impact of acquisitions, divestitures and currency translation. The combined net impact on 2001 sales from acquisitions and divestitures, including the impact of Snap-on's decision in December 2000 to exit an unprofitable segment of the emissions-testing business, was minimal.

Net sales in 2000 were a record $2.176 billion, up 12% over the $1.946 billion posted in 1999 and the ninth consecutive year of higher sales for Snap-on. Acquisition sales growth contributed 11%, primarily attributable to the full-year contribution of Bahco Group AB ("Bahco"). Acquired by Snap-on on September 30, 1999, Bahco is a leading manufacturer and supplier of professional hand tools, including saws and other cutting implements, files, wrenches, pliers, screwdrivers and pruning tools. Sales of BAHCO® products in 2000 totaled $283 million, as compared to $75 million for the three-month period in 1999. Organic sales growth contributed 5% over 1999 levels led by solid dealer sales growth in North America and Europe and incremental sales of equipment to new-car dealerships under facilitation contracts, in which Snap-on provides product procurement, distribution and administrative support to customers for their dealerships' equipment programs ("the facilitation business"). These increases in net sales were partially offset by a 3% deterioration from unfavorable currency translation and a 1% decline from discontinued activities.

Net sales in 1999 increased 10% to $1.946 billion over the $1.773 billion posted in 1998. Organic sales grew 5%, driven primarily by increased unit volumes in the Snap-on Dealer Group and in the North American region of the Commercial and Industrial Group. Acquisitions contributed an additional 7%, partially offset by a 1% decline from lower sales of emissions-testing equipment and a 1% decline from unfavorable currency translation.

(Amounts in millions except per share data)	**2001**	2000	1999
Net sales	**$2,095.7**	$2,175.7	$1,945.6
Net earnings	**19.0**	148.5	127.2
Net earnings per share:			
Basic	**.33**	2.54	2.18
Diluted	**.33**	2.53	2.16

Snap-on recognizes revenues at the time that products are shipped or services are performed, and accrues for estimated future returns in the period in which the sale is recorded. Franchise fee revenue is recognized as the fees are earned and was not material in any year. Subscription revenue is deferred and recognized over the life of the subscription.

EARNINGS: Snap-on reported net earnings of $19.0 million in 2001, as compared to net earnings of $148.5 million in 2000. Diluted earnings per share were $.33 in 2001, as compared to $2.53 in 2000. In the second quarter of 2001, Snap-on announced that it was taking significant action to (i) reduce costs companywide to adjust to the slower sales environment and (ii) improve operational performance in businesses not earning acceptable financial returns. Snap-on incurred pretax charges of $120.4 million ($85.2 million after tax or $1.47 per diluted share) in implementing these and other actions in 2001, including $62.0 million for restructuring and non-recurring charges and $58.4 million for other non-comparable items, including $47.0 million for the resolution of an arbitration matter and related legal costs. In addition to these charges, the decline in 2001 net earnings also reflects the impact of lower sales of higher-margin products, increased operating expenses for new product development and higher training and recruiting costs associated with the More Feet on the Street initiative.

Net earnings in 2001 included a one-time net charge of $2.5 million, or $.04 per diluted share, for the cumulative effect of adopting Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities."

Snap-on's net earnings were $148.5 million in 2000, as compared to net earnings of $127.2 million in 1999. Diluted earnings per share were $2.53 in 2000, as compared to $2.16 in 1999. The year-over-year increase in earnings was primarily driven by organic sales growth, the full-year impact of Bahco and benefits from ongoing streamlining initiatives, partially offset by lower finance income, reduced gross profit margins, higher interest expense and adverse currency impacts. In 2000, net earnings included pretax charges totaling $21.8 million ($14.2 million after tax or $.24 per diluted share) for restructuring and other non-recurring items, and pretax charges of $16.8 million ($10.5 million after tax or $.18 per diluted share) for certain legal and other costs.

Net earnings in 2000 also included a one-time gain of $41.3 million ($25.4 million after tax or $.43 per diluted share) resulting from the cumulative effect of a change in accounting for pensions. This change, recommended by Snap-on's outside actuarial firm, did not result in any



MARGIN ANALYSIS
Net Sales in millions
Gross Profit Margin*
Segment Operating Margin*
$1,672
50.5%
11.6%
$1,773
43.1%
6.7%
$1,946
46.1%
9.7%
$2,176
45.8%
9.8%
$2,096
45.3%
7.5%
97
98
99
00
01

*As a percent of net sales

cash flow into or out of the plan, and better reflects the market-related value of benefit plan assets for financial reporting purposes. The impact of this change on 2000 operating results was to reduce pension expense by $9.7 million.

In 1999, Snap-on reported net earnings of $127.2 million, or $2.16 per diluted share, including non-recurring charges totaling $37.2 million ($23.3 million after tax or $.40 per diluted share) for restructuring and other non-recurring items associated with Snap-on's Project Simplify restructuring initiative. Project Simplify, a broad program of internal rationalizations, consolidations and reorganizations intended to make the Snap-on business operations simpler and more effective, began in the third quarter of 1998 and was essentially completed at the end of 1999.


OPERATING EXPENSES AS
A PERCENT OF NET SALES
in percent
38.9
39.8
37.2
36.4
40.5
97
98
99
00
01


RESEARCH & ENGINEERING
in $ millions
47
49
50
51
55
97
98
99
00
01

COSTS AND PROFIT MARGINS: Gross profit margin was $949.0 million in 2001, down 4.8% from $996.8 million in 2000. As a percent of net sales, gross profit margin was 45.3% in 2001 versus 45.8% in 2000. Effective price discipline, improved productivity and the success of new product introductions in 2001 partially offset the underabsorption of manufacturing costs from the lower-than-planned sales. In addition, Snap-on recorded charges of $12.6 million and $9.5 million in 2001 and 2000 for non-recurring inventory write-downs and warranty costs associated with its restructuring activities. These charges are included in "Cost of goods sold – non-recurring charges" on the accompanying Consolidated Statements of Earnings.

Gross profit margin increased to $996.8 million in 2000, up 11.2% from $896.2 million in 1999, largely driven by increased sales volumes, including the full-year impact of Bahco. As a percent of net sales, gross profit margin was 45.8% in 2000, down from 46.1% in 1999, reflecting the impact of a planned shift in product mix to include higher volumes of lower margin sales associated with the facilitation and Bahco businesses. Bahco primarily sells its products through distributors, resulting in lower gross margins when compared to Snap-on's historical business mix. Unfavorable currency translation also adversely affected gross profit margin. The decline in gross profit margin was somewhat offset by operating improvements and streamlining benefits.

Operating expenses were $848.7 million, or 40.5% of net sales, in 2001, as compared to $792.6 million, or 36.4%, in 2000. The year-over-year increase primarily reflects the impact of incremental costs incurred in 2001 for certain non-comparable legal and other costs, increased costs for new product development and higher spending for dealer expansion, training and recruitment under the More Feet on the Street initiative, and increased bad debt provisions. In 2001, Snap-on incurred charges totaling $56.9 million for certain legal and other costs, including $44.0 million for the resolution of a long-standing arbitration matter with SPX Corporation ("SPX") that includes patents and $3.0 million for related legal costs; $5.9 million for costs related to the termination of a European supplier relationship; and $4.0 million for emissions-related bad debts. These cost increases were partially offset by savings generated from the company's focus on Operational Fitness, including benefits realized from its cost-reduction and restructuring initiatives.

Operating expenses were $792.6 million in 2000, compared to $723.7 million in 1999. The increase in year-over-year operating expenses primarily reflects the impact of higher sales volumes and the full-year addition of Bahco, as well as the inclusion of $16.8 million for certain non-comparable legal and other costs. Operating expenses improved from 37.2% of net sales in 1999 to 36.4% in 2000, primarily due to the planned shift in business mix associated with Bahco and higher sales in the facilitation business, as well as lower pension expense and benefits from Project Simplify activities. These improvements were partially offset by higher costs for recruiting and training for the dealer expansion initiative and by increased bad debt provisions and higher energy-driven freight costs.

Research and engineering costs for the development of new and improved products and process improvements are included in operating expenses. In 2001, Snap-on filed 132 new patent applications in conjunction with its development activities, resulting in a total of 1,343 active or pending patents at year end. Research and engineering expenses totaled $54.6 million, $50.6 million and $50.2 million in 2001, 2000 and 1999. In 2001, Snap-on introduced such new and improved products as the handheld, Color Graphing Scanner,™ the air-powered Crud Thug™ material-removing tool, productivity-enhancing wheel balancers and aligners, and new *BAHCO* hand tools. These new product introductions contributed incremental sales in 2001 and enhanced Snap-on's leadership position in the marketplace.

SEGMENT RESULTS: Snap-on's business segments include the Snap-on Dealer Group and the Commercial and Industrial Group. Snap-on defines operating earnings for segment reporting purposes as net sales, less cost of goods sold and operating expenses, excluding restructuring and non-recurring charges. Had it been Snap-on's policy to allocate restructuring and other non-recurring charges to its reportable segments, such charges of $62.0 million, $21.8 million and $37.2 million for 2001, 2000 and 1999 would have been allocated to the segments as follows: Snap-on Dealer Group – $14.3 million, $11.5 million and $8.9 million for 2001, 2000 and 1999; Commercial and Industrial Group – $47.7 million, $10.3 million and $28.3 million for 2001, 2000 and 1999. In 2001, the $44.0 million cost for the resolution of patent arbitration was not allocated to the reportable segments.

Snap-on reported segment net sales and operating earnings of $2.096 billion and $156.9 million in 2001, as compared to net sales and operating earnings of $2.176 billion and $213.7 million in 2000. The following discussion focuses on Snap-on's reported net sales and operating earnings by segment. For supplemental segment information, refer to Note 17.

(Amounts in millions)	2001	2000	1999
Net sales			
Snap-on Dealer Group	**$1,048.8**	$1,068.7	$1,050.9
Commercial and Industrial Group	**1,046.9**	1,107.0	894.7
Total net sales	**$2,095.7**	$2,175.7	$1,945.6
Operating earnings			
Snap-on Dealer Group	**$ 116.8**	$ 127.3	$ 120.0
Commercial and Industrial Group	**40.1**	86.4	69.1
Total operating earnings	**$ 156.9**	$ 213.7	$ 189.1

Snap-on Dealer Group

Worldwide net sales in the Snap-on Dealer Group were $1.049 billion in 2001, down 1.9% from $1.069 billion in 2000, reflecting lower sales of big-ticket equipment and diagnostic products and adverse currency impacts, partially offset by the success of new products and the continued demand for tools and tool storage. During 2001, Snap-on continued to focus resources on expanding its U.S. dealer network through its More Feet on the Street program of second vans and second franchises. This initiative, introduced in 2000, provides new expansion opportunities for successful existing franchised Snap-on dealers. The addition of second vans and second franchises under this program also facilitates better market penetration and service to Snap-on customers. In 2001, a net addition of 203 dealers in the United States was achieved, and in 2000, Snap-on added 137 net new dealers as part of this expansion initiative. Based on the success of its dealer expansion efforts to date, Snap-on will continue to invest in adding more second vans and new franchise dealers in 2002 under this program.

Organic sales in the Snap-on Dealer Group were flat year over year. Sales to U.S. dealers, which account for approximately 78% of Snap-on Dealer Group sales, were flat with 2000 levels. Despite the difficult economies, however, 2001 sales in the U.S. dealer business, excluding sales of big-ticket equipment and diagnostics products sold through the company's tech rep organization, were up 3% over the prior year and international dealer sales were up 4% in local currencies.

Organic sales in the Snap-on Dealer Group grew 4% in 2000 from 1999 levels. Sales to U.S. dealers grew 4% and, in local currencies, international dealer sales were up 2% over the prior year.

Operating earnings decreased 8.2% to $116.8 million in 2001, as compared to $127.3 million in 2000. The decrease reflects the negative operating leverage experienced during the first half of the year on the lower-than-planned sales, higher training and recruiting costs related to expanding the dealer base and increased bad debt provisions.

Operating earnings increased 6.1% to $127.3 million in 2000, as compared to $120.0 million in 1999. This increase primarily resulted from enhanced dealer sales, improved customer service and market penetration as a result of the net increase in dealers. The year-over-year growth in organic sales and continued cost savings from ongoing streamlining initiatives, as well as the elimination of discontinued business activities, all had a positive impact on segment operating earnings. Higher costs for recruiting and training as part of the More Feet on the Street initiative, as well as increased bad debt provisions and higher energy-driven freight costs, partially offset the year-over-year improvement in operating earnings.

Commercial and Industrial Group

Worldwide net sales in the Commercial and Industrial Group decreased 5.4% to $1.047 billion in 2001 from $1.107 billion in 2000, largely due to a decline in industrial tool sales, continued softness in the diagnostics and equipment markets and unfavorable currency translation. Organic sales decreased 3%, reflecting a decline in industrial sales, as well as declines in equipment and diagnostic sales in both North America and Europe. An erosion in consumer confidence and weaker economic conditions affected many industrial sectors, such as automotive, electronics and aerospace. The slowing economy also depressed demand for diagnostics and equipment throughout the year, while the demand for tools in many industrial sectors, such as manufacturing, weakened in the second half. Sales in Europe declined 9%, with approximately one-half due to unfavorable currency translation. In conjunction with the *Driven to Deliver* business process, equipment operations are being consolidated in North America with a clear focus toward achieving an improved operating profit. And in Europe, the diagnostics business is progressing toward a pan-European "build-to-order" supply process. New product introductions – such as productivity-enhancing wheel balancers and aligners, and ergonomic *BAHCO* hand tools – improved Snap-on's marketplace position.

Net sales in the Commercial and Industrial Group were $1.107 billion in 2000, up 23.7% as compared to 1999 sales of $894.7 million. The year-over-year increase in net sales was primarily due to the full-year contribution of Bahco, incremental growth in the facilitation business, increased commercial tool sales in Europe and higher sales to industrial customers worldwide. These increases were partially offset by soft market conditions for equipment and diagnostics and by negative currency impacts.

Operating earnings were $40.1 million in 2001 compared with $86.4 million in 2000. The decline in operating earnings reflects the lower sales in 2001, as well as the impact of non-comparable charges incurred during the year. These charges include additional asset write-downs related to the December 2000 announced exiting of an unprofitable segment of the emissions-testing business and charges related to the second-quarter 2001 termination of a European supplier agreement.

Operating earnings increased 25.0% to $86.4 million in 2000, as compared to $69.1 million in 1999. The increase primarily resulted from the full-year contribution of Bahco and incremental growth in the facilitation business, partially offset by the decline in equipment sales. Margin enhancements and improved profitability in Europe, along with savings generated from actions taken under Project Simplify, also added to the year-over-year improvement in operating earnings.

Snap-on's Commercial and Industrial Group includes a Bahco hand-tool manufacturing facility in Argentina with net assets of approximately $11.7 million as of December 29, 2001, including reserves for restructuring charges incurred in 2001. Due to the economic instability in Argentina, Snap-on resized its operations there, shifting a portion of its manufacturing to other existing Snap-on facilities. The Bahco Argentina facility will continue to operate with about one-half of its previous workforce, manufacturing product at a level to support its local market. Snap-on will continue to assess Argentina's economic situation to determine if any future actions or impairment write-downs are warranted.

NET FINANCE INCOME: Net finance income was $35.7 million in 2001, down from $38.1 million in 2000. The year-over-year decline in net finance income is a result of a 1% decline in loan originations related to the soft demand for capital-type equipment and diagnostics products, partially offset by the effects of a more favorable interest-rate environment. The decrease also reflects the impact of gains realized in 2000 on the sale of installment receivables associated with the formation of the financial services joint venture in 1999.

Snap-on utilizes various financing programs to facilitate the sales of its products. To reduce asset intensity from financing activities, Snap-on established a joint venture in January 1999 with Newcourt Financial USA Inc. ("Newcourt"), now CIT Group, Inc., which was subsequently acquired by Tyco International Ltd. The joint venture, Snap-on Credit LLC ("the LLC"), is a 50%-owned joint venture that provides financial services to Snap-on's U.S. dealer and customer network and to its industrial and other customers. As a result of establishing the joint venture, Snap-on effectively outsourced to the LLC its domestic captive credit function that was previously managed by a wholly owned subsidiary.

In conjunction with the establishment of the LLC, Snap-on repurchased $337.0 million of its previously securitized installment receivables and $68.3 million of its previously securitized dealer finance loan receivables. Upon repurchase, these receivables were sold to Newcourt. In a separate transaction, Snap-on also sold to Newcourt its remaining on-balance-sheet portfolio of U.S. installment receivables, including existing extended credit, equipment lease and dealer loan receivables, for an aggregate sale price of $141.1 million, resulting in a pretax gain of approximately $40 million. Since Newcourt had the right to put back to Snap-on the unpaid portion of the extended credit installment receivable portfolio based on the same pricing formula, this gain was recognized over a two-year period. For additional information on the LLC, refer to Note 7.

Net finance income was $38.1 million in 2000, as compared to $60.5 million in 1999. The year-over-year decline was largely due to reduced gains on the sale of installment receivables and the adverse effect of higher interest rates in 2000, partially offset by an increase in loan originations. In 2000, originations grew 15% over prior-year levels, influenced by growth in extended credit, dealer finance and van leasing programs.

RESTRUCTURING AND NON-RECURRING CHARGES: As a result of its *Driven to Deliver* business process, Snap-on announced in the second quarter of 2001 that it was taking significant action to (i) reduce costs companywide to adjust to the slower sales environment and (ii) improve operational performance in businesses not earning acceptable financial returns. As a result of selective rationalization and consolidation actions, Snap-on recorded $62.0 million in pretax restructuring and other non-recurring charges in 2001 for actions that include the consolidation or closure of 35 facilities, asset write-downs and severance costs to effect a 6% reduction in workforce. The $62.0 million charge includes restructuring charges of $40.3 million and non-recurring charges of $21.7 million. On the accompanying Consolidated Statements of Earnings, "Restructuring and other non-recurring charges" of $49.4 million includes restructuring charges of $40.3 million and other non-recurring charges of $9.1 million, and "Cost of goods sold – non-recurring charges" includes $12.6 million for certain inventory write-downs and warranty costs. Approximately 45% of the charges recorded in 2001 were non-cash, with the remaining costs requiring cash outflows from operations and borrowings under Snap-on's existing credit facilities.

The 2001 restructuring charges are for the consolidation or closure of 35 facilities, comprised of nine manufacturing or distribution facilities and 26 sales or administrative offices. The $40.3 million charge includes $27.1 million for severance costs associated with the planned elimination of 796 salaried and hourly positions, $6.0 million for non-cancelable lease agreements, $5.9 million for facility asset write-downs, and $1.3 million for exit-related legal and professional services. Non-recurring charges of $9.1 million include $8.4 million for management transition costs associated with the April 2001 retirement of Snap-on's president and chief executive officer and the appointment of Dale F. Elliott as successor to this position and $.7 million for non-recurring transition costs related to equipment and employee relocation associated with the facility consolidations. The non-recurring charges of $12.6 million in "Cost of goods sold – non-recurring charges" are comprised of $2.3 million for restructuring-related inventory write-downs and $10.3 million for additional inventory write-downs and warranty costs associated with Snap-on's exiting of an unprofitable segment of the emissions-testing business.

Snap-on recorded charges for expected losses on the disposition of discontinued inventory, extended warranty costs and other asset impairments related to this exit plan in December 2000. During 2001, Snap-on experienced higher than expected emissions-related warranty costs and, as a result, Snap-on revised its cost estimate relative to the emissions exit plan and recorded $10.3 million of additional non-recurring charges in 2001.

The composition of Snap-on's restructuring reserve activity for the year ended December 29, 2001, was as follows:

(Amounts in millions)	Provisions	Usage	Restructuring Reserve as of Dec. 29, 2001
Severance costs	$27.1	$ (6.0)	$21.1
Facility consolidation or closure costs	7.3	(5.3)	2.0
Loss on asset write-downs	5.9	(5.9)	–
Total restructuring reserves	$40.3	$(17.2)	$23.1

As of December 29, 2001, restructuring reserve usage of $17.2 million represents $6.0 million for severance payments related to the separation of 272 of the 796 identified employees, $5.3 million for facility consolidation or closure costs and $5.9 million for the write-down of assets. Snap-on believes that the restructuring reserve balance of $23.1 million as of December 29, 2001, is adequate to complete all announced activities and anticipates that all actions will be completed by the end of 2002.

Snap-on expects to fund the cash requirements of its 2001 restructuring activities with cash flows from operations and borrowings under the company's existing credit facilities. The specific restructuring measures and estimated costs were based on management's best business judgment under prevailing circumstances. Snap-on also expects to incur an estimated $7 million to $8 million in restructuring-related transition costs in the first half of 2002. Transition costs do not qualify for restructuring accrual treatment and are therefore expensed when incurred.

In 2000, Snap-on recorded restructuring and non-recurring charges totaling $21.8 million pretax, primarily for various exit-related costs and impairment write-downs. These costs were comprised of a $4.2 million restructuring charge and $17.2 million in non-recurring charges. The restructuring charge relates to the closure of a small, underperforming vehicle-service business in the Asia/Pacific region and includes costs related to severance, lease terminations and write-offs of intangible assets. The non-recurring charges primarily relate to Snap-on's decision, prompted by continued changes in technology and emissions regulations at both the state and federal levels, to exit an unprofitable segment of the emissions-testing business. The non-recurring charges consist of $5.6 million for expected losses on the disposition of discontinued inventory, $3.9 million for extended warranty costs and $7.7 million for other asset impairments. Additionally, Snap-on incurred $.4 million in non-recurring charges for relocation, severance and facilities consolidation costs.

On the accompanying Consolidated Statements of Earnings, the $9.5 million of non-recurring charges for emissions-related inventory write-downs and warranty costs in 2000 have been reported as "Cost of goods sold – non-recurring charges." The $12.3 million in "Restructuring and other non-recurring charges" includes non-recurring charges of $7.7 million for emissions-related asset impairments and $.4 million for other relocation, severance and facilities consolidation costs. Also included in "Restructuring and other non-recurring charges" was $4.2 million in restructuring costs for severance and exit costs related to the closure of a vehicle-service business. The restructuring actions initiated in 2000 were completed during the first half of 2001.

In 1999, Snap-on recorded $37.2 million in restructuring and non-recurring charges related to its Project Simplify initiative. Project Simplify, a broad program of internal rationalizations, consolidations and reorganizations to make Snap-on's business operations simpler and more effective, was implemented in the third quarter of 1998. The 18-month program included the cost of closing facilities, employee severance associated with a reduction in staffing, impaired asset write-downs, costs to revalue discontinued stock keeping units ("SKUs"), legal matters and other non-recurring costs. Of the $37.2 million in charges recorded, $16.6 million was reflected in the Consolidated Statements of Earnings as "Cost of goods sold – non-recurring charges," and $20.6 million was included in "Restructuring and other non-recurring charges." The $16.6 million in non-recurring charges reflects the discontinuance of an emissions-testing equipment line as part of Snap-on's refocus on high-volume products. The $20.6 million of non-recurring charges represents employee incentives of $1.5 million, relocation costs of $10.9 million, professional services of $9.1 million and $4.8 million for the discontinuance of SKUs. These costs were partially offset by the reversal of $5.1 million of excess warranty reserves and the reversal of $.6 million of excess severance costs.

Snap-on achieved its Project Simplify objectives of consolidating certain business units, closing 60 facilities, eliminating approximately 1,100 positions and discontinuing more than 12,000 SKUs. Total charges incurred for Project Simplify were $187.5 million, and were comprised of $67.1 million of restructuring charges and $120.4 million of other non-recurring charges. Project Simplify was essentially completed as of year-end 1999.

INTEREST EXPENSE: Interest expense for 2001 was $35.5 million, compared with $40.7 million in 2000 and $27.4 million in 1999. The $5.2 million decrease in year-over-year interest expense reflects the impact of lower debt levels and lower average interest rates in 2001. In 2000, the $13.3 million increase in year-over-year interest expense was primarily due to higher average debt levels from the financing of the Bahco acquisition and higher interest rates.

OTHER INCOME (EXPENSE): "Other income (expense) – net" includes the impact of all non-operating items such as interest income, license fees, minority interests, disposals of fixed assets, hedging and exchange rate transaction gains and losses, and other miscellaneous items. In 2001, other expense was $3.5 million, as compared to income of $3.3 million in 2000, largely due to exchange losses and lower interest income in 2001. In 1999, other income totaled $12.9 million and primarily included a gain on the sale of an interest in a Snap-on subsidiary and a net gain on a currency hedge for the purchase of Bahco.

INCOME TAXES: Snap-on's effective income tax rate, before cumulative effect, restructuring, non-recurring and other non-comparable items, was 36.5% in 2001. The effective tax rate on 2001 restructuring, non-recurring and other non-comparable items was 29.3%. Snap-on's reported effective income tax rate was 56.3% in 2001, 36.5% in 2000 and 35.7% in 1999. The 2001 tax rate was adversely impacted by the 2001 restructuring, non-recurring and other non-comparable items where certain expenses in various foreign jurisdictions were not tax benefited. For additional income tax information, refer to Note 9.

FOURTH QUARTER: Net sales in the fourth quarter of 2001 were $534.6 million, a 3.9% decline from $556.3 million in the comparable prior-year period. Sales in the fourth quarter of 2001 were adversely impacted by continued difficult economic conditions. Sales declines in the worldwide industrial sector and in equipment for the vehicle repair market in North America and Europe offset increased U.S. dealer sales of tools and tool storage.

The fourth quarter 2001 net loss was $17.4 million, compared with net earnings of $13.7 million in 2000. Loss per diluted share was $.30, compared with earnings of $.24 per share in the prior year. The decline in 2001 earnings is largely due to the recording of $48.3 million of charges ($31.2 million after tax or $.54 per diluted share), including $44.0 million for the resolution of an arbitration matter and $3.0 million in related legal costs, as well as $1.3 million for a revised estimate of costs related to the termination of a European supplier relationship. These charges have been reported in "Operating expenses" on the accompanying Consolidated Statements of Earnings.

In the fourth quarter of 2001, Snap-on also incurred pretax restructuring and non-recurring charges totaling $17.2 million ($16.3 million after tax or $.28 per diluted share) for the consolidation or closure of nine facilities, including related severance costs and asset write-downs. Restructuring charges of $16.6 million include $13.6 million for severance costs associated with the elimination of 340 identified positions, $2.4 million for non-cancelable lease agreements and related facility asset write-downs, and $.6 million for exit-related legal and professional services. Non-recurring charges of $.6 million include $.2 million in "Cost of goods sold – non-recurring charges" for inventory write-downs and $.4 million of other equipment and employee relocation costs related to the facility consolidations. The $16.6 million in restructuring costs, as well as the $.4 million in other non-recurring charges, have been reported in "Restructuring and other non-recurring charges" on the accompanying Consolidated Statements of Earnings.

The year-over-year decline in fourth-quarter 2001 net earnings also reflects the impact of lower sales volumes, lower absorption of manufacturing costs as a result of inventory reduction efforts, increased spending for new product introductions and dealer expansion initiatives, and exchange losses from the decline of the euro and Swedish krona against the U.S. dollar. These declines were partially offset by the initial benefits of tighter cost controls under Operational Fitness, reduced interest expense and increased finance income. Fourth quarter net finance income was $8.0 million in 2001, up from $7.5 million in 2000, as the effects of a more favorable interest-rate environment offset lower loan originations caused by the soft demand for big-ticket equipment and diagnostics in 2001.

In the fourth quarter of 2000, net earnings of $13.7 million included pretax charges of $21.4 million ($14.0 million after tax or $.24 per diluted share) for restructuring and non-recurring charges, including $9.5 million for inventory write-downs and warranty costs and $7.7 million for asset impairment write-downs related to the exit of a segment of the emissions-testing business, and $4.2 million in severance and exit costs for a vehicle-service business in the Asia/Pacific region. In 2000, Snap-on also reserved $16.8 million ($10.5 million after tax or $.18 per diluted share) for certain legal and other costs, including $13.6 million primarily for the aggressive defense and assertion of Snap-on's intellectual property rights and $3.2 million for emissions-related asset write-downs.

Financial Condition

Snap-on's financial condition continues to be strong, and Snap-on believes it has the resources necessary to meet future anticipated funding needs. Growth has historically been supported by a combination of cash provided by operating activities and debt financing.

(Amounts in millions)	**2001**	2000	1999
Net cash provided by operating activities	**$163.7**	$190.2	$235.6
Net increase (decrease) in debt	**(68.7)**	(86.5)	290.1


in $ millions
195
75
236
190
164
97 98 99 00 01
NET CASH PROVIDED BY OPERATING ACTIVITIES


in percent
40.2
36.4
35.3
32.2
29.5
97 98 99 00 01
AVERAGE WORKING CAPITAL AS A PERCENT OF NET SALES

Net cash provided by operating activities was $163.7 million in 2001, $190.2 million in 2000 and $235.6 million in 1999. In 2001, the year-over-year decline in net cash provided by operating activities is primarily due to lower earnings, partially offset by working capital reductions. In 2001, Snap-on used its cash flow principally to fund cash requirements of its restructuring activities, internal growth opportunities, stock repurchases, dividend payments and debt repayments. Net debt levels decreased by $68.7 million to $474.6 million in 2001, as compared to $543.3 million in 2000, as a result of Snap-on's strong cash flow and reduced working capital. At year-end 2001, the ratio of total debt to total capital was 38.0%, as compared to 39.2% at the end of 2000.

In 2000, Snap-on reduced its year-over-year net debt levels by $86.5 million. At year-end 2000, the ratio of total debt to total capital had improved to 39.2% from 43.3% at the prior year end. In 1999, net debt levels increased largely due to the financing of the Bahco acquisition in September 1999.

LIQUIDITY: Snap-on's working capital at the end of 2001 was $590.0 million, down $58.4 million from $648.4 million in 2000. Snap-on's focus on improving working capital turns, particularly for inventory and receivables, contributed to the working capital reduction. In 2000, working capital was $648.4 million, down $105.2 million from year-end 1999 levels due to higher inventory turns and an increase in current liabilities.

The ratio of current assets to current liabilities at year-end 2001 was 2.1 to 1, compared with 2.2 to 1 at year-end 2000 and 2.7 to 1 at year-end 1999. Cash and cash equivalents were $6.7 million at December 29, 2001, compared to $6.1 million and $17.6 million at year-end 2000 and 1999.

(Amounts in millions)	**2001**	2000	1999
Current assets	**$1,139.4**	$1,186.4	$1,206.3
Current liabilities	**549.4**	538.0	452.7
Working capital	**$ 590.0**	$ 648.4	$ 753.6

Accounts receivable at the end of 2001 were $615.2 million, down $29.3 million compared with year-end 2000, primarily due to lower sales volumes. In 2000, accounts receivable were up $26.8 million to $644.5 million, as compared with year-end 1999, largely due to higher sales and an increase in dealer financing receivables. In 1999, accounts receivable increased principally as a result of acquiring Bahco. Bad debt write-offs in 2001 represented 4.9% of average accounts receivable, compared with 2.2% in 2000 and 1.9% in 1999. The increase in bad debt write-offs in 2001 was primarily due to write-offs resulting from the exiting of a segment of the emissions-testing business and the termination of a European supplier relationship.

Inventories at year-end 2001 were $375.2 million, down $43.7 million from year-end 2000. The decrease in year-over-year inventory levels reflects improved inventory turns, despite the slower sales environment, from the company's focus on working capital and the effect of currency translation. In 2000, inventories of $418.9 million were down $35.9 million from year-end 1999, reflecting increased inventory turns and currency translation impacts. In 1999, inventories increased by $79.4 million, primarily due to the Bahco acquisition.

Notes payable and current maturities of long-term debt totaled $29.1 million at the end of 2001 compared with $70.3 million at year-end 2000. Current maturities of long-term debt were $2.6 million and $4.9 million at year-end 2001 and 2000. At the end of 2001 and 2000, Snap-on had $142.2 million and $365.5 million in outstanding short-term commercial notes that were classified as long term, as it is Snap-on's intent, and it has the ability (supported by its long-term revolving credit facilities), to refinance this debt on a long-term basis.

At December 29, 2001, Snap-on had $458 million of multi-currency revolving credit facilities to support its commercial paper programs. Snap-on has a $208 million revolving credit facility that is effective for a five-year term and terminates on August 20, 2005, and a $250 million credit facility that is a 364-day facility with a one-year term-out option that terminates on August 19, 2002. The term-out option allows Snap-on to elect to borrow under the credit facility for an additional year after the termination date. At the end of 2001 and 2000, Snap-on was in compliance with all covenants of the revolving credit facilities and there were no borrowings under either revolving credit commitment. The most restrictive covenant requires Snap-on to maintain a total debt to total capital percentage of 60% or better.

Average commercial paper and bank notes outstanding were $389.2 million in 2001 and $529.1 million in 2000. The weighted-average interest rate on these instruments was 4.3% in 2001 and 5.9% in 2000. As of December 29, 2001, and December 30, 2000, commercial paper and bank notes outstanding had a weighted-average interest rate of 2.1% and 6.1%.

In August 2001, Snap-on issued $200 million of unsecured notes pursuant to a $300 million shelf registration statement filed with the Securities and Exchange Commission in 1994. In October 1995, Snap-on issued $100 million of unsecured notes to the public under this shelf registration. The August 2001 notes require semiannual interest payments at a rate of 6.25% and mature in their entirety on August 15, 2011. The October 1995 notes require semiannual interest payments at a rate


TOTAL DEBT AS A
PERCENT OF TOTAL CAPITAL
in percent
16.4
30.8
43.3
39.2
38.0
97
98
99
00
01


TOTAL CAPITAL*
in $ millions
1,067
1,102
1,455
1,387
1,250
97
98
99
00
01

*Total debt plus shareholders' equity

of 6.625% and mature in their entirety on October 1, 2005. The proceeds from these issuances were used to repay a portion of Snap-on's outstanding commercial paper and for working capital and general corporate purposes.

Snap-on believes that its sources of borrowings, coupled with cash from operations, are sufficient to support its working capital requirements, finance capital expenditures and restructuring activities, make acquisitions, repurchase common stock and pay dividends. Due to Snap-on's credit rating over the years, external funds have been available at a reasonable cost. At the end of 2001, Snap-on's long-term debt and commercial paper was rated A1 and P-1 by Moody's Investors Service and A+ and A-1 by Standard & Poor's. Snap-on believes that the strength of its balance sheet affords the company the financial flexibility to respond to both internal growth opportunities and those available through acquisition.

CAPITAL EXPENDITURES: Capital expenditures in 2001 were $53.6 million, as compared to $57.6 million in 2000 and $35.4 million in 1999. The year-over-year decrease in 2001 reflects greater spending discipline in light of the weaker economy. Investments for the year primarily included ongoing replacements and upgrades of manufacturing and distribution facilities and equipment, and restructuring-related capital investments. The impact of full-year capital expenditures at Bahco drove the year-over-year increase in 2000 capital spending over 1999 levels. Snap-on anticipates that 2002 capital expenditures will approximate $50 million to $55 million.


CAPITAL EXPENDITURES
in $ millions
55
47
35
58
54
97
98
99
00
01


DEPRECIATION & AMORTIZATION
in $ millions
38
45
55
66
68
97
98
99
00
01

DEPRECIATION AND AMORTIZATION: Depreciation in 2001 was $50.4 million, compared with $48.4 million in 2000 and $41.3 million in 1999. Amortization expense for goodwill and intangibles was $17.6 million in 2001, $17.8 million in 2000 and $14.1 million in 1999. Acquisitions and the amortization of resulting goodwill and intangibles accounted for the higher expense in 2000 over 1999.

Snap-on will adopt SFAS No. 142, "Goodwill and Other Intangible Assets," at the beginning of its 2002 fiscal year. Snap-on currently estimates that the annualized pretax impact of discontinuing goodwill amortization, as required under SFAS No. 142, will approximate $13.9 million ($11.9 million after tax or $.20 per diluted share). For additional information on Snap-on's adoption of SFAS No. 142, refer to the section entitled "Accounting Pronouncements."

DIVIDENDS: During 2001, Snap-on paid dividends of $.96 per share. Snap-on has paid consecutive quarterly cash dividends since 1939.

(Amounts in millions except per share data)	**2001**	2000	1999
Cash dividends paid	**$55.6**	$55.0	$52.6
Cash dividends paid per common share	**.96**	.94	.90
Cash dividends paid as a percent of prior-year retained earnings	**5.3%**	5.7%	6.0%

STOCK REPURCHASE PROGRAM: Snap-on has undertaken stock repurchases from time to time to prevent dilution created by shares issued for employee and dealer stock purchase plans, stock options, and other corporate purposes, as well as to repurchase shares when market conditions are favorable. Snap-on repurchased 400,000 shares in 2001, following the repurchase of 1,019,500 shares in 2000 and 492,800 shares in 1999. Since 1997, Snap-on's board of directors has authorized the repurchase of up to $250 million of Snap-on's common stock. As of the end of 2001, Snap-on has remaining availability to repurchase up to an additional $133 million in common stock pursuant to the board's authorizations. The purchase of Snap-on common stock is at the company's discretion, subject to prevailing financial and market conditions. Since 1995, Snap-on has repurchased 9,989,583 shares.

Market, Credit and Economic Risks

Market risk is the potential economic loss that may result from adverse changes in the fair value of financial instruments. Snap-on is exposed to market risk from changes in both foreign currency exchange rates and interest rates. Snap-on monitors its exposure to these risks and manages the underlying economic exposures through the use of financial instruments such as forward exchange contracts and interest rate swap agreements. Snap-on does not use derivative instruments for speculative or trading purposes. Snap-on's broad-based business activities help to reduce the impact that volatility in any particular area or related areas may have on its operating earnings as a whole. Snap-on's management takes an active role in the risk management process and has developed policies and procedures that require specific administrative and business functions to assist in the identification, assessment and control of various risks.

FOREIGN CURRENCY RISK MANAGEMENT: Snap-on has significant international operations. Foreign exchange risk exists to the extent that Snap-on has payment obligations or receipts denominated in currencies other than the functional currency. To manage these exposures, Snap-on identifies naturally offsetting positions and then purchases hedging instruments to protect the residual net anticipated exposures. For additional information, refer to Note 10.

INTEREST RATE RISK MANAGEMENT: Snap-on's interest rate risk management policies are designed to reduce the potential volatility of earnings that could arise from changes in interest rates. Through the use of interest rate swaps, Snap-on aims to stabilize funding costs by managing the exposure created by the differing maturities and interest rate structures of Snap-on's assets and liabilities. For additional information, refer to Note 10.

Snap-on utilizes a Value-at-Risk ("VAR") model to determine the potential one-day loss in the fair value of its interest rate and foreign exchange-sensitive financial instruments from adverse changes in market factors. The VAR model estimates were made assuming normal market conditions and a 95% confidence level. Snap-on's computations are based on the inter-relationships among movements in various currencies and interest rates (variance/co-variance technique). These inter-relationships were determined by observing interest rate and foreign currency market changes over the preceding quarter.

The estimated maximum potential one-day loss in fair value, calculated using the VAR model, at December 29, 2001, was $1.9 million on interest rate-sensitive financial instruments and $2.4 million on foreign currency-sensitive financial instruments. The VAR model is a risk management tool and does not purport to represent actual losses in fair value that will be incurred by Snap-on, nor does it consider the potential effect of favorable changes in market factors.

CREDIT RISK: Credit risk is the possibility of loss from a customer's failure to make payments according to contract terms. Prior to granting a loan, each customer is evaluated, taking into consideration the borrower's financial condition, collateral, debt-servicing capacity, past payment experience, credit bureau information and numerous other financial and qualitative factors that may affect the borrower's ability to repay. Specific credit reviews and standard industry credit scoring models are used in performing this evaluation. Loans that have been granted are typically monitored through an asset-quality-review process that closely monitors past due accounts and initiates collection actions when appropriate. In addition to credit risk exposure from its on-balance-sheet receivables, Snap-on also has credit risk exposure for certain loan originations with recourse provisions from the LLC. At December 29, 2001, $46.3 million of loans originated by the LLC have a recourse provision to Snap-on if the receivables become more than 90 days past due. In addition, there were $27.1 million of dealers' customer-originated loans that have a primary recourse provision directly to the dealer, with secondary recourse to Snap-on in the event of dealer default. For additional information, refer to Note 7.

ECONOMIC RISK: Economic risk is the possibility of loss resulting from economic instability in certain areas of the world. Economic instability from time to time may cause Snap-on to react to such market conditions. The economic uncertainty in Argentina prompted Snap-on to resize its operations there in 2001, shifting a portion of its manufacturing to other existing Snap-on facilities. The Bahco Argentina facility will continue to operate with about one-half of its previous workforce, manufacturing product at a level to support its local market. Snap-on will continue to assess Argentina's economic situation to determine if any future actions or impairment write-downs are warranted.

Other Matters

ACQUISITIONS: During 2001, Snap-on incurred acquisition costs of $.9 million related to the finalization of its fiscal 2000 acquisitions. During 2000, Snap-on acquired full ownership of two business operations. The aggregate cash purchase price plus costs related to the finalization of 1999 acquisitions was $11.9 million. Each of the acquisitions provided Snap-on with a complementary product line, new customer relationships, access to additional distribution and/or an extended geographic reach.

On September 30, 1999, Snap-on acquired Bahco Group AB for $391 million in a cash purchase transaction. Also during 1999, Snap-on acquired the remaining 40% of Mitchell Repair Information Company, LLC ("MRIC") and full ownership of three businesses for an aggregate cash purchase price of $73.9 million.

DIVESTITURES: During 2000, Snap-on divested Windsor Forestry Tools Inc. ("Windsor"), which was acquired as part of the Bahco acquisition. As Windsor was accounted for as "held for sale" in accordance with Accounting Principles Board Opinion No. 16, it had no impact on Snap-on's Consolidated Statements of Earnings. The sale of Windsor resulted in cash proceeds of $15.5 million and an adjustment to goodwill.

During the fourth quarter of 1999, Snap-on sold a 15% interest in MRIC to Genuine Parts Company ("GPC") in support of an alliance to enhance and expand the e-business efforts of both companies. The combined effort unites the replacement-parts catalog and online order interface and procurement capabilities of GPC's Automotive Parts Group with the online repair information, "voice and view" diagnostics help, labor rates and shop management capabilities of MRIC.

ACCOUNTING PRONOUNCEMENTS: In 2001, Snap-on adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138. The adoption of this standard resulted in the recording of a cumulative effect transition adjustment to decrease reported net income in the first quarter of 2001 by $2.5 million after tax related to a hedge strategy that did not qualify for hedge accounting under SFAS No. 133. Snap-on also recorded in the first quarter of 2001 a transition adjustment of $1.2 million after tax to recognize previously deferred net gains on derivatives designated as cash flow hedges that qualify for hedge accounting under SFAS No. 133. The $1.2 million transition adjustment was recorded in "Accumulated other comprehensive income (loss)" on the accompanying Consolidated Balance Sheets.

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires all business combinations initiated after June 30, 2001, to be accounted for under the purchase method, prohibiting the use of the pooling-of-interests approach, and includes criteria for the recognition of intangible assets separately from goodwill. SFAS No. 142 requires the periodic testing of goodwill and indefinite-lived intangible assets for impairment, as compared to the current method of amortizing such assets to expense over their estimated useful lives. Snap-on will adopt SFAS No. 142 at the beginning of its 2002 fiscal year and estimates that, on an annualized basis, the pretax impact of discontinuing goodwill amortization will approximate $13.9 million ($11.9 million after tax or $.20 per diluted share). Goodwill, net of accumulated amortization, was $331.2 million and $360.0 million at the end of 2001 and 2000.

The FASB also issued SFAS No. 143, "Accounting for Asset Retirement Obligations," in June 2001. SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets. The statement requires that the fair value of a liability for an asset's retirement obligation be recognized in the period in which it is incurred and capitalized as part of the carrying amount of the long-lived asset. The statement will be effective for fiscal years beginning after June 15, 2002. Snap-on is currently evaluating the impact these new accounting standards may have on Snap-on's financial position or results of operations.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The statement provides a single accounting model for long-lived assets to be disposed of. Snap-on will adopt SFAS No. 144 at the beginning of its 2002 fiscal year. The effect of this change in accounting is not material to Snap-on's financial position or results of operations.

OUTLOOK: Snap-on believes that the long-term underlying fundamental trends that influence its business remain sound. In 2002, Snap-on will continue its efforts to incorporate the *Driven to Deliver* business process into its organizational culture. The strengths and potential of Snap-on's businesses will continue to be examined, and appropriate actions to drive improvement in operational metrics will be a focus. As these changes are implemented, Snap-on will ensure that its near-term efforts on enhancing profitability are balanced with a disciplined review of longer-term profitable growth investments. Snap-on also expects further progress on working capital to lead to improvements in cash flow.

Snap-on expects that the current weak economic conditions will continue to challenge sales growth and profitability, particularly in the first half of 2002. With $40 million in pretax savings targeted in 2002 from its restructuring and cost-control activities, Snap-on plans to invest approximately one-half of those savings to support the further development of innovative products and other profitable growth initiatives, such as the continued expansion of the Snap-on dealer network. Continued emphasis on inventory reduction, coupled with the weak economic conditions, will limit Snap-on's ability to benefit from restructuring savings in the first quarter of 2002; however, beginning in the second quarter, Snap-on expects that improved seasonal volumes and benefits from Operational Fitness will lead to earnings per share growth over 2001 levels.

The *Snap-on* brand is the leading brand preferred by professional technicians. High quality, product performance, exacting standards, customer service, strong relationships and innovation remain the guiding principles throughout Snap-on. In 2002, emphasis will remain on supporting Snap-on's traditional growth drivers: developing new, innovative products and services, enhancing the delivery of value to its customers, and reinforcing its strong brands worldwide.

SAFE HARBOR: Statements in this document that are not historical facts, including statements (i) that include the words "expects," "targets," "believes," "anticipates," "estimates," or similar words that reference Snap-on or its management; (ii) specifically identified as forward-looking; or (iii) describing Snap-on's or management's future outlook, plans, objectives or goals, are forward-looking statements. Snap-on or its representatives may also make similar forward-looking statements from time to time orally or in writing. Snap-on cautions the reader that these statements are subject to risks, uncertainties or other factors that could cause (and in some cases have caused) actual results to differ materially from those described in any such statement. Some of those factors are discussed below, as well as elsewhere in this document, and in Snap-on's Securities and Exchange Commission filings. Those important factors include the validity of assumptions set forth above and the timing and progress with which Snap-on can continue to achieve further cost reductions and savings from its restructuring initiatives; Snap-on's ability to retain and attract dealers and to withstand external negative factors, including terrorist disruptions on business, changes in trade, monetary and fiscal policies, laws and regulations, or other activities of governments or their agencies; the timing, speed or ability with which Snap-on can realize the benefits of the *Driven to Deliver* initiatives; and the absence of significant changes in the current competitive environment, inflation, energy supply or pricing, legal proceedings, supplier disruptions, currency fluctuations, or the material worsening of economic and political situations around the world. These factors may not constitute all factors that could cause actual results to differ materially from those discussed in any forward-looking statement. Snap-on operates in a continually changing business environment and new factors emerge from time to time. Snap-on cannot predict such factors, nor can it assess the impact, if any, of such factors on Snap-on's financial position or its results of operations. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results. Snap-on disclaims any responsibility to update any forward-looking statement provided in this document.

Consolidated Statements of Earnings

(Amounts in millions except per share data)	**2001**	2000	1999
Net sales	$ 2,095.7	$ 2,175.7	$ 1,945.6
Cost of goods sold	(1,134.1)	(1,169.4)	(1,032.8)
Cost of goods sold – non-recurring charges	(12.6)	(9.5)	(16.6)
Operating expenses	(848.7)	(792.6)	(723.7)
Net finance income	35.7	38.1	60.5
Restructuring and other non-recurring charges	(49.4)	(12.3)	(20.6)
Interest expense	(35.5)	(40.7)	(27.4)
Other income (expense) – net	(3.5)	3.3	12.9
Earnings from continuing operations before income taxes	47.6	192.6	197.9
Income taxes on earnings from continuing operations	26.1	69.5	70.7
Earnings before cumulative effect of a change in accounting principle	21.5	123.1	127.2
Cumulative effect of a change in accounting principle for derivatives in 2001 (net of tax benefit of $1.6 million) and for pensions in 2000 (net of tax of $15.9 million)	(2.5)	25.4	–
Net earnings	$ 19.0	$ 148.5	$ 127.2
Net earnings per share – basic:			
Earnings before cumulative effect of a change in accounting principle	$ .37	$ 2.11	$ 2.18
Cumulative effect of a change in accounting principle, net of tax	(.04)	.43	–
Net earnings per share – basic	$ .33	$ 2.54	$ 2.18
Net earnings per share – diluted:			
Earnings before cumulative effect of a change in accounting principle	$ .37	$ 2.10	$ 2.16
Cumulative effect of a change in accounting principle, net of tax	(.04)	.43	–
Net earnings per share – diluted	$ .33	$ 2.53	$ 2.16
Weighted-average shares outstanding:			
Basic	57.9	58.4	58.5
Effect of dilutive options	.2	.2	.4
Diluted	58.1	58.6	58.9
Pro forma amounts of a change in accounting for pensions:			
Net earnings	$ 19.0	$ 123.1	$ 133.3
Net earnings per share – basic	.33	2.11	2.28
Net earnings per share – diluted	.33	2.10	2.26

See Notes to Consolidated Financial Statements.

Consolidated Balance Sheets

(Amounts in millions except share data)	**December 29, 2001**	December 30, 2000
ASSETS		
Current assets		
Cash and cash equivalents	$ 6.7	$ 6.1
Accounts receivable – net of allowances	615.2	644.5
Inventories	375.2	418.9
Prepaid expenses and other assets	142.3	116.9
Total current assets	1,139.4	1,186.4
Property and equipment – net	327.7	345.1
Deferred income tax benefits	27.7	33.0
Intangibles – net	60.7	64.6
Goodwill – net	331.2	360.0
Other assets	87.6	80.0
Total assets	$1,974.3	$2,069.1
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 141.2	$ 161.0
Notes payable and current maturities of long-term debt	29.1	70.3
Accrued compensation	58.7	56.3
Dealer deposits	42.0	39.8
Deferred subscription revenue	45.0	44.9
Accrued restructuring reserves	23.1	–
Other accrued liabilities	210.3	165.7
Total current liabilities	549.4	538.0
Long-term debt	445.5	473.0
Deferred income taxes	24.7	24.7
Retiree health care benefits	92.7	92.2
Pension liability	54.5	60.1
Other long-term liabilities	31.7	37.1
Total liabilities	1,198.5	1,225.1
Shareholders' equity		
Preferred stock – authorized 15,000,000 shares of $1 par value; none outstanding	–	–
Common stock – authorized 250,000,000 shares of $1 par value; issued 66,847,107 and 66,789,090 shares	66.8	66.8
Additional paid-in capital	108.0	71.6
Retained earnings	1,014.7	1,051.3
Accumulated other comprehensive income (loss)	(120.6)	(87.2)
Grantor stock trust at fair market value – 5,984,145 and 6,443,033 shares	(203.0)	(179.6)
Treasury stock at cost – 2,923,435 and 2,523,435 shares	(90.1)	(78.9)
Total shareholders' equity	775.8	844.0
Total liabilities and shareholders' equity	$1,974.3	$2,069.1

See Notes to Consolidated Financial Statements.

Consolidated Statements of Shareholders' Equity and Comprehensive Income

(Amounts in millions except share data)	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Grantor Stock Trust	Treasury Stock	Total Shareholders' Equity
Balance at January 2, 1999	$66.7	$117.4	$ 883.2	$ (30.2)	$(241.0)	$(33.7)	$762.4
Comprehensive income:							
Net earnings for 1999			127.2				
Foreign currency translation				(5.4)			
Minimum pension liability				(.2)			
Total comprehensive income							121.6
Cash dividends – $.90 per share			(52.6)				(52.6)
Dividend reinvestment plan – 38,809 shares		1.2					1.2
Stock plans – 5,479 shares		.4					.4
Grantor stock trust – 246,569 shares					6.9		6.9
Share repurchase, net of reissuance – 489,115 shares						(14.6)	(14.6)
Adjustment of grantor stock trust to fair market value		(56.7)			56.7		–
Balance at January 1, 2000	66.7	62.3	957.8	(35.8)	(177.4)	(48.3)	825.3
Comprehensive income:							
Net earnings for 2000			148.5				
Foreign currency translation				(52.0)			
Minimum pension liability				.6			
Total comprehensive income							97.1
Cash dividends – $.94 per share			(55.0)				(55.0)
Dividend reinvestment plan – 50,725 shares	.1	1.3					1.4
Stock plans – 8,908 shares		.3					.3
Grantor stock trust – 234,417 shares					5.5		5.5
Share repurchase, net of reissuance – 1,018,096 shares						(30.6)	(30.6)
Adjustment of grantor stock trust to fair market value		7.7			(7.7)		–
Balance at December 30, 2000	66.8	71.6	1,051.3	(87.2)	(179.6)	(78.9)	844.0
Comprehensive income:							
Net earnings for 2001			19.0				
Foreign currency translation				(29.9)			
Mark to market for cash flow hedges, net of tax of $.7 million				(2.0)			
Minimum pension liability				(1.5)			
Total comprehensive income							(14.4)
Cash dividends – $.96 per share			(55.6)				(55.6)
Dividend reinvestment plan – 47,650 shares		1.3					1.3
Stock plans – 10,367 shares		.3					.3
Grantor stock trust – 458,888 shares					10.4		10.4
Share repurchase – 400,000 shares						(11.2)	(11.2)
Tax benefit from certain stock options		1.0					1.0
Adjustment of grantor stock trust to fair market value		33.8			(33.8)		–
Balance at December 29, 2001	**$66.8**	**$108.0**	**$1,014.7**	**$(120.6)**	**$(203.0)**	**$(90.1)**	**$775.8**

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

(Amounts in millions)	2001	2000	1999
Operating activities			
Net earnings	$ 19.0	$ 148.5	$ 127.2
Adjustments to reconcile net earnings to net cash provided (used) by operating activities:			
Cumulative effect of a change in accounting principle, net of tax	2.5	(25.4)	–
Depreciation	50.4	48.4	41.3
Amortization of intangibles	3.7	3.3	2.6
Amortization of goodwill	13.9	14.5	11.5
Deferred income tax provision	5.4	9.7	16.3
Gain on sale of assets	(.1)	(1.5)	(1.3)
Gain on dispositions of businesses	–	–	(4.4)
Gain on mark to market for cash flow hedges	(2.0)	–	–
Restructuring and other non-recurring charges, net of tax	46.1	14.2	23.3
Changes in operating assets and liabilities, net of effects of acquisitions:			
(Increase) decrease in receivables	18.2	(50.2)	21.6
(Increase) decrease in inventories	18.9	9.0	(5.7)
(Increase) decrease in prepaid and other assets	(19.8)	(12.9)	42.0
Increase (decrease) in accounts payable	(13.2)	17.9	7.4
Increase (decrease) in accruals and other liabilities	20.7	14.7	(46.2)
Net cash provided by operating activities	163.7	190.2	235.6
Investing activities			
Capital expenditures	(53.6)	(57.6)	(35.4)
Acquisitions of businesses – net of cash acquired	(.9)	(11.9)	(440.7)
Dispositions of businesses	–	15.5	21.3
Disposals of property and equipment	6.9	11.7	6.5
Net cash used in investing activities	(47.6)	(42.3)	(448.3)
Financing activities			
Payment of long-term debt	(6.4)	(8.0)	(48.7)
Increase in long-term debt	200.4	6.3	6.8
Increase (decrease) in short-term borrowings – net	(255.1)	(77.9)	316.2
Purchase of treasury stock	(11.2)	(30.6)	(14.6)
Proceeds from stock purchase and option plans	13.0	7.1	8.5
Cash dividends paid	(55.6)	(55.0)	(52.6)
Net cash provided by (used in) financing activities	(114.9)	(158.1)	215.6
Effect of exchange rate changes on cash	(.6)	(1.3)	(.3)
Increase (decrease) in cash and cash equivalents	.6	(11.5)	2.6
Cash and cash equivalents at beginning of year	6.1	17.6	15.0
Cash and cash equivalents at end of year	$ 6.7	$ 6.1	$ 17.6
Supplemental cash flow disclosures:			
Cash paid for interest	$ 32.3	$ 40.8	$ 27.4
Cash paid for income taxes	27.4	54.0	26.4

See Notes to Consolidated Financial Statements.

> NOTE 1 Nature of Operations

Snap-on Incorporated ("Snap-on"), a Delaware corporation, is a leading global innovator, manufacturer and marketer of tool, diagnostic and equipment solutions for professional tool and equipment users. Product lines include hand and power tools, diagnostics and shop equipment, tool storage, diagnostics software and other solutions for vehicle-service, industrial, government and agricultural customers, and commercial applications, including construction and electrical. Products are sold through its dealer van, company-direct and distributor sales channels and the Internet.

> NOTE 2 Summary of Accounting Policies

PRINCIPLES OF CONSOLIDATION AND PRESENTATION: The consolidated financial statements include the accounts of Snap-on and its majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. Snap-on Credit LLC ("the LLC"), a 50%-owned joint venture with Tyco International Ltd., is recorded using the equity method. Certain prior-year amounts have been reclassified to conform with the current-year presentation.

USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FISCAL YEAR ACCOUNTING PERIOD: Snap-on's fiscal year ends on the Saturday nearest December 31. The 2001, 2000 and 1999 fiscal years each contained 52 weeks and ended on December 29, 2001, December 30, 2000, and January 1, 2000.

REVENUE RECOGNITION: Snap-on recognizes revenues at the time that products are shipped or services are performed, and accrues for estimated future returns in the period in which the sale is recorded. Franchise fee revenue is recognized as the fees are earned and was not material in any year. Subscription revenue is deferred and recognized over the life of the subscription.

CASH EQUIVALENTS: Snap-on considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents are stated at cost, which approximates market value.

INVENTORIES: Inventories consist of manufactured products and merchandise for resale and are stated at the lower of cost or market. Manufactured products include the costs of materials, labor and manufacturing overhead. Inventories accounted for using the first-in, first-out ("FIFO") method approximated 65% and 63% of total inventories as of year-end 2001 and 2000. All other inventories are accounted for using the last-in, first-out ("LIFO") cost method. For additional inventory information, refer to Note 4.

PROPERTY AND EQUIPMENT: Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation and amortization are provided on a straight-line basis over estimated useful lives. Accelerated depreciation methods are used for income tax purposes. Major repairs that extend the useful life of an asset are capitalized, while routine maintenance and repairs are expensed as incurred. Capitalized software included in property and equipment reflects costs related to internally developed or purchased software for internal use that are capitalized and amortized on a straight-line basis over their estimated useful lives. Development costs for computer software to be sold, leased or otherwise marketed externally are capitalized once technological feasibility has been achieved and are amortized on a straight-line basis over their estimated useful lives. Capitalized software is subject to an ongoing assessment of recoverability based upon anticipated future revenues and identified changes in hardware and software technologies. For additional property and equipment information, refer to Note 5.

GOODWILL AND INTANGIBLES: Goodwill and other intangibles are being amortized over 13 to 40 years on a straight-line basis. Goodwill, net of accumulated amortization, was $331.2 million and $360.0 million at the end of 2001 and 2000. Pretax goodwill amortization was $13.9 million, $14.5 million and $11.5 million for 2001, 2000 and 1999. Accumulated amortization of goodwill was $55.6 million and $41.7 million at the end of 2001 and 2000. Snap-on continually evaluates the existence of goodwill impairment on the basis of whether the goodwill is fully recoverable from projected, undiscounted net cash flows of the related business unit. Patents and trademarks totaling $60.7 million and $64.6 million at year-end 2001 and 2000 are being amortized over their estimated useful lives. Accumulated amortization of patents and trademarks was $12.2 million and $9.6 million at the end of 2001 and 2000. At the beginning of its 2002 fiscal year, Snap-on will adopt Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 requires the periodic testing of goodwill and indefinite-lived intangible assets for impairment, as compared to the current method of amortizing such assets to expense over their estimated useful lives.

SHIPPING AND HANDLING: Snap-on adopted Emerging Issues Task Force Issue 00-10, "Accounting for Shipping and Handling Fees and Costs," which requires that amounts billed to customers for shipping and handling be included as a component of sales. The impact of implementing this statement was not significant to any periods presented. Shipping and handling costs are included as a component of both "Cost of goods sold" and "Operating expenses" on the accompanying Consolidated Statements of Earnings. In 2001, 2000 and 1999, costs of $11.2 million, $11.1 million and $12.6 million were recorded in "Cost of goods sold," while costs of $41.9 million, $41.9 million and $35.5 million were recorded in "Operating expenses."

RESEARCH AND ENGINEERING: Research and engineering costs are charged to expense in the year incurred except for certain software development costs that qualify for capitalization. For 2001, 2000 and 1999, these costs were $54.6 million, $50.6 million and $50.2 million.

INCOME TAXES: Deferred income taxes are provided for temporary differences arising from differences in bases of assets and liabilities for tax and financial reporting purposes. Deferred income taxes are recorded on temporary differences at the tax rate expected to be in effect when the temporary differences reverse. For detailed tax information, refer to Note 9.

FOREIGN CURRENCY TRANSLATION: The financial statements of Snap-on's foreign subsidiaries are translated into U.S. dollars in accordance with SFAS No. 52, "Foreign Currency Translation." Assets and liabilities of foreign subsidiaries are translated at current rates of exchange, and income and expense items are translated at the average exchange rate for the year. The resulting translation adjustments are recorded directly into "Accumulated other comprehensive income (loss)" in the accompanying Consolidated Balance Sheets. Foreign exchange transactions resulted in pretax losses of $6.5 million in 2001, gains of $4.1 million in 2000 and gains of $2.5 million in 1999, and are reported in "Other income (expense) – net" on the accompanying Consolidated Statements of Earnings.

NET FINANCE INCOME: Net finance income consists of royalty and management fees paid by the LLC based on the volume of receivables originated by the LLC and 50% of any residual profit or loss of the LLC after operating expenses, including royalty and management fees, interest costs and credit loss provisions. Net finance income also consists of installment contract income and dealer start-up loan receivable income, net of administrative expenses, derived from Snap-on's wholly owned international credit operations. Net finance income includes gains on the sale of receivables when applicable.

ADVERTISING AND PROMOTION: Production costs of future media advertising are deferred until the advertising occurs. All other advertising and promotion costs are generally expensed when incurred. For 2001, 2000 and 1999, advertising and promotion expense totaled $47.6 million, $47.3 million and $36.2 million.

WARRANTIES: Snap-on provides product warranties for specific product lines and accrues for estimated future warranty costs in the period in which the sale is recorded.

DERIVATIVES: Snap-on utilizes derivative financial instruments, including interest rate swaps and foreign exchange contracts, to manage its exposure to interest rate and foreign currency exchange rate risks. Snap-on accounts for its derivatives in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138. The adoption of this standard in 2001 resulted in a cumulative effect transition adjustment that decreased reported net income in 2001 by $2.5 million after tax related to a hedge strategy that did not qualify for hedge accounting under SFAS No. 133. Snap-on also recorded in 2001 a transition adjustment of $1.2 million after tax in "Accumulated other comprehensive income (loss)" to recognize previously deferred net gains on derivatives designated as cash flow hedges that qualify for hedge accounting under SFAS No. 133. Snap-on does not hold or issue financial instruments for speculative or trading purposes. For detailed financial instrument information, refer to Note 10.

ACCOUNTING PRONOUNCEMENTS: In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires all business combinations initiated after June 30, 2001, to be accounted for under the purchase method, prohibiting the use of the pooling-of-interests approach, and includes criteria for the recognition of intangible assets separately from goodwill. SFAS No. 142 requires the periodic testing of goodwill and indefinite-lived intangible assets for impairment, as compared to the current method of amortizing such assets to expense over their estimated useful lives. Snap-on will adopt SFAS No. 142 at the beginning of its 2002 fiscal year, and estimates that the pretax impact of discontinuing goodwill amortization will approximate $13.9 million ($11.9 million after tax) on an annualized basis. Snap-on is currently evaluating what additional impact the adoption of SFAS No. 142 may have on Snap-on's financial position or results of operations.

In June 2001, the FASB also issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets. The statement requires that the fair value of a liability for an asset's retirement obligation be recognized in the period in which it is incurred and capitalized as part of the carrying amount of the long-lived asset. The statement will be effective for fiscal years beginning after June 15, 2002. Snap-on is currently evaluating the impact this new accounting standard may have on Snap-on's financial position or results of operations.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The statement provides a single accounting model for long-lived assets to be disposed of. Snap-on will adopt SFAS No. 144 at the beginning of its 2002 fiscal year. The effect of this change in accounting is not material to Snap-on's financial position or results of operations.

PER SHARE DATA: Basic earnings per share calculations were computed by dividing net earnings by the corresponding weighted-average number of common shares outstanding for the period. The dilutive effect of the potential exercise of outstanding options to purchase common shares is calculated using the treasury stock method. Snap-on had dilutive shares as of year-end 2001, 2000 and 1999 of 241,557 shares, 175,155 shares and 383,200 shares.

> NOTE 3 Acquisitions and Divestitures

During 2001, Snap-on incurred acquisition costs of $.9 million related to the finalization of its fiscal 2000 acquisitions. During 2000, Snap-on acquired full ownership of two business operations. The aggregate cash purchase price plus costs related to the finalization of 1999 acquisitions was $11.9 million. Pro forma financial information has not been presented, as the effects of these businesses, individually and in the aggregate, were not material.

On September 30, 1999, Snap-on acquired Bahco Group AB ("Bahco") for $391 million in a cash purchase transaction. Also during 1999, Snap-on acquired the remaining 40% of Mitchell Repair Information Company, LLC ("MRIC") and full ownership of three businesses for an aggregate cash purchase price of $73.9 million. During the fourth quarter of 1999, Snap-on sold a 15% interest in MRIC to Genuine Parts Company.

During 2000, Snap-on divested Windsor Forestry Tools Inc. ("Windsor"), which was acquired as part of the Bahco acquisition. As Windsor was accounted for as "held for sale" in accordance with Accounting Principles Board ("APB") Opinion No. 16, it had no impact on Snap-on's Consolidated Statements of Earnings. The sale of Windsor resulted in cash proceeds of $15.5 million and an adjustment to goodwill.

> NOTE 4 Inventories

The components of Snap-on's inventories were as follows:

(Amounts in millions)	**2001**	2000
Finished goods	**$351.4**	$386.0
Work in process	**41.5**	45.1
Raw materials	**77.2**	79.7
Excess of current cost over LIFO cost	**(94.9)**	(91.9)
Total inventories	**$375.2**	$418.9

> NOTE 5 Property and Equipment

Snap-on's property and equipment values, which are carried at cost, were as follows:

(Amounts in millions)	**2001**	2000
Land	**$ 23.4**	$ 24.3
Buildings and improvements	**195.5**	204.8
Machinery and equipment	**501.3**	477.2
	720.2	706.3
Less: accumulated depreciation	**(392.5)**	(361.2)
Property and equipment – net	**$ 327.7**	$ 345.1

The estimated service lives of property and equipment are principally as follows:

Buildings and improvements	3 to 50 years
Machinery and equipment	2 to 15 years
Computer software	2 to 7 years
Vehicles	2 to 6 years

> NOTE 6 Accounts Receivable

Accounts receivable include trade and installment receivables. At the end of 2001 and 2000, the allowance for doubtful accounts was $39.6 million and $40.9 million. Trade accounts receivable of $26.0 million with extended credit terms are due beyond one year from the end of 2001. There were no trade accounts receivable due beyond one year as of year-end 2000.

Gross installment receivables amounted to $85.0 million and $89.7 million at the end of 2001 and 2000, and include $13.4 million and $15.0 million of unearned finance charges at the end of 2001 and 2000. Gross installment receivables of $42.4 million and $41.3 million are due beyond one year from the end of 2001 and 2000.

> NOTE 7 Snap-on Credit LLC Joint Venture

Snap-on Credit LLC ("the LLC") was established on January 3, 1999, as a 50/50 joint venture between Snap-on and Newcourt Financial USA Inc. ("Newcourt"). The LLC provides a broad range of financial services to Snap-on's U.S. dealer and customer network and to Snap-on's industrial and other customers. As a result of establishing the LLC, Snap-on effectively outsourced to the LLC its domestic captive credit function, which was previously managed by Snap-on's wholly owned subsidiary, Snap-on Credit Corporation. On November 15, 1999, Newcourt was acquired by The CIT Group, Inc. ("CIT") and was subsequently acquired by Tyco International Ltd. on June 1, 2001. Snap-on also provides extended-term financing internationally through its wholly owned credit subsidiaries.

Snap-on receives royalty and management fee income from the LLC based on the volume of receivables originated by the LLC and also shares with CIT ratably in any residual net profit or loss of the joint venture after operating expenses, including royalty and management fees, interest costs and credit loss provisions. These amounts are included in net finance income. At December 29, 2001, Snap-on's equity investment in the LLC was $.3 million.

The LLC originates extended-term receivables on sales of Snap-on product sold through the U.S. dealer and customer network and to Snap-on's industrial and other customers. The LLC then sells substantially all of these receivables (through asset-securitization transactions) to CIT and pays securitization-related fees to CIT in conjunction with its purchase of the receivables.

The LLC originates loans primarily in three ways. Extended-term contracts are offered to technicians to enable them to purchase tools and equipment on an extended-term payment plan, generally with an average term of 32 months. Lease financing is offered to shop owners, both independents and national chains, who purchase equipment items. The duration of lease contracts is often two to five years. Financing options are also made available to dealers to meet a number of financing needs, including van and truck leases, working capital loans, and loans to enable new dealers to fund the purchase of the franchise. The duration of these contracts can be up to 10 years. The above receivables are secured by the underlying tools or equipment financed and other dealer assets.

Financial information regarding LLC loan originations and reserves was as follows:

	2001	2000	1999
Originations *(Amounts in millions)*			
Extended-credit receivables	**$ 343.6**	$ 328.9	$ 301.7
Equipment leases	**47.7**	81.0	65.9
Dealer financing	**73.4**	61.4	44.1
Total originations	**$ 464.7**	$ 471.3	$ 411.7
Number of accounts outstanding			
Extended-credit receivables	**177,484**	178,461	176,056
Equipment leases	**16,765**	19,051	18,377
Dealer financing	**2,781**	2,430	1,917
Total	**197,030**	199,942	196,350
Average account balance *(Amounts in dollars)*			
Extended-credit receivables	**$ 1,936**	$ 1,843	$ 1,714
Equipment leases	**2,845**	4,252	3,586
Dealer financing	**26,393**	25,267	23,005
Reserves			
Net reserves *(Amounts in millions)*	**$ 8.1**	$ 8.6	$ 12.1
Net reserves as % of originations	**1.7%**	1.8%	2.9%

The LLC establishes a credit reserve for all receivables sold to CIT, and the LLC's credit losses on the sold receivables are limited to the extent of the reserve. In addition, certain loans originated by the LLC have a recourse provision to Snap-on. At December 29, 2001, $46.3 million of loans originated by the LLC have a recourse provision to Snap-on if the receivables become more than 90 days past due. In 2001, $6.2 million of such receivables were purchased by Snap-on under the recourse provision. In addition, at December 29, 2001, there were $27.1 million of dealers' customer-originated loans that have a primary recourse provision directly to the dealer, with secondary recourse to Snap-on in the event of dealer default. In 2001, the amount of such receivables purchased by Snap-on under the recourse provision was not material. The LLC also establishes a prepayment reserve to cover amounts due to CIT as a result of early prepayment by customers on loans sold.

The LLC maintains a $25 million bank line of credit for working capital purposes, of which Snap-on is a 60% guarantor and CIT is a 40% guarantor. Borrowings under this facility totaled $22.0 million at both December 29, 2001, and December 30, 2000. The average amount outstanding under this facility was $11.9 million in 2001 and $14.3 million in 2000. The weighted-average interest rate for 2001 and 2000 was 4.2% and 6.9%. As of December 29, 2001, and December 30, 2000, the weighted-average interest rate was 2.5% and 7.8%.

In conjunction with the establishment of the LLC, Snap-on repurchased $337.0 million of its previously securitized installment receivables and $68.3 million of its previously securitized dealer-finance loan receivables. Upon repurchase, these receivables were sold to Newcourt. In a separate transaction, Snap-on Credit Corporation also sold to Newcourt its remaining on-balance-sheet portfolio of U.S. installment receivables, including existing extended term, equipment lease and dealer loan receivables, for an aggregate sale price of $141.1 million, resulting in a pretax gain of approximately $40 million. Since Newcourt had the right to put back to Snap-on the unpaid portion of the extended-term installment receivable portfolio based on the same pricing formula, this gain was recognized by Snap-on over a two-year period. These transactions were recorded as sales of accounts receivable with the gains on these sales included in "Net finance income" on the accompanying Consolidated Statements of Earnings.

> NOTE 8 Short-term and Long-term Debt

Notes payable to banks under bank lines of credit totaled $26.5 million and $65.4 million at the end of 2001 and 2000.

Commercial paper totaled $142.2 million at the end of 2001 and $365.5 million at the end of 2000. At the end of 2001, Snap-on had commercial paper outstanding in U.S. dollars of $135.0 million and Japanese yen of $7.2 million. At the end of 2000, Snap-on had commercial paper outstanding in U.S. dollars of $316.6 million, Swedish kronor of $28.8 million, euros of $14.0 million and Japanese yen of $6.1 million. These amounts have been classified as long term, as it is Snap-on's intent, and it has the ability (supported by its long-term revolving credit facilities), to refinance this debt on a long-term basis.

At December 29, 2001, Snap-on had $458 million of multi-currency revolving credit facilities to support its commercial paper programs. Snap-on has a $208 million revolving credit facility that is effective for a five-year term and terminates on August 20, 2005, and a $250 million credit facility that is a 364-day facility with a one-year term-out option that terminates on August 19, 2002. The term-out option allows Snap-on to elect to borrow under the credit facility for an additional year after the termination date. At the end of 2001 and 2000, Snap-on was in compliance with all covenants of the revolving credit facilities and there were no borrowings under either revolving credit commitment. The most restrictive covenant requires Snap-on to maintain a total debt to total capital percentage of 60% or better.

Average commercial paper and bank notes outstanding were $389.2 million in 2001 and $529.1 million in 2000. The weighted-average interest rate on these instruments was 4.3% in 2001 and 5.9% in 2000. As of December 29, 2001, and December 30, 2000, commercial paper and bank notes outstanding had a weighted-average interest rate of 2.1% and 6.1%.

In August 2001, Snap-on issued $200 million of unsecured notes pursuant to a $300 million shelf registration statement filed with the Securities and Exchange Commission in 1994. In October 1995, Snap-on issued $100 million of unsecured notes to the public under this shelf registration. The August 2001 notes require semiannual interest payments at a rate of 6.25% and mature in their entirety on August 15, 2011. The October 1995 notes require semiannual interest payments at a rate of 6.625% and mature in their entirety on October 1, 2005. The proceeds from these issuances were used to repay a portion of Snap-on's outstanding commercial paper and for working capital and general corporate purposes.

Snap-on's long-term debt consisted of the following:

(Amounts in millions)	2001	2000
Senior unsecured indebtedness	**$300.0**	$100.0
Borrowings under commercial paper programs	**142.2**	365.5
Other long-term debt	**5.9**	12.4
	448.1	477.9
Less: current maturities	**(2.6)**	(4.9)
Total long-term debt	**$445.5**	$473.0

The annual maturities of Snap-on's long-term debt due in the next five years are $2.6 million in 2002, $2.7 million in 2003, $.2 million in 2004 and $242.5 million in 2005, with no maturities of long-term debt in 2006.

> NOTE 9 Income Taxes

Earnings before income taxes consisted of the following:

(Amounts in millions)	2001	2000	1999
United States	**$20.7**	$175.2	$171.5
Foreign	**22.8**	58.7	26.4
Total earnings before income taxes	**$43.5**	$233.9	$197.9

The provision (benefit) for income taxes consisted of the following:

(Amounts in millions)	2001	2000	1999
Current:			
Federal	**$ 21.8**	$42.9	$38.2
Foreign	**13.3**	19.7	13.9
State	**3.7**	4.6	5.4
Total current	**38.8**	67.2	57.5
Deferred:			
Federal	**(8.1)**	11.8	9.8
Foreign	**(1.3)**	4.0	1.4
State	**(4.9)**	2.4	2.0
Total deferred	**(14.3)**	18.2	13.2
Total income tax provision	**$ 24.5**	$85.4	$70.7

A reconciliation of Snap-on's effective income tax rate to the statutory federal tax rate follows:

	2001	2000	1999
Statutory federal income tax rate	**35.0%**	35.0%	35.0%
Increase (decrease) in tax rate resulting from:			
State income taxes, net of federal benefit	**3.2**	2.0	2.4
Foreign sales corporation tax benefit	**(1.6)**	(1.4)	(1.2)
Restructuring and other non-recurring charges	**19.8**	–	(.3)
Change in valuation allowance	**(.1)**	1.0	.2
Non-deductible goodwill amortization	**1.8**	1.4	.1
Foreign rate difference	**(.8)**	(1.0)	(.5)
Other	**(1.0)**	(.5)	–
Effective tax rate	**56.3%**	36.5%	35.7%

Snap-on's reported effective income tax rate was 56.3% for 2001, 36.5% for 2000 and 35.7% for 1999. The 2001 tax rate was adversely impacted by the 2001 restructuring, non-recurring and other non-comparable charges where certain expenses in various foreign jurisdictions were not tax benefited.

Temporary differences that give rise to the net deferred tax benefit were as follows:

(Amounts in millions)	2001	2000	1999
Current deferred income tax benefits:			
Inventories	**$ 26.4**	$ 20.6	$ 18.4
Accruals and reserves not currently deductible	**19.0**	17.2	32.8
Restructuring and other non-recurring accruals	**31.5**	19.3	3.4
Other	**3.3**	3.5	5.0
Total current (included in prepaid expenses)	**80.2**	60.6	59.6
Long-term deferred income tax benefits (liabilities):			
Employee benefits	**46.8**	45.1	66.7
Net operating losses	**26.3**	27.9	27.6
Depreciation	**(37.5)**	(39.0)	(41.6)
Restructuring and other non-recurring accruals	–	–	(3.0)
Snap-on Credit LLC securitizations	**(10.2)**	(1.8)	–
Other	**3.9**	3.3	2.2
Valuation allowance	**(26.3)**	(27.2)	(24.2)
Total long-term	**3.0**	8.3	27.7
Net deferred income tax benefit	**$ 83.2**	$ 68.9	$ 87.3

At December 29, 2001, Snap-on had tax net operating loss carryforwards totaling $87.6 million as follows:

(Amounts in millions)	United States	Foreign	Total
Year of expiration:			
2002 – 2004	$ –	$ 8.0	$ 8.0
2005 – 2008	10.5	12.2	22.7
2009 – 2013	–	1.6	1.6
Indefinite	–	55.3	55.3
	$10.5	$77.1	$87.6

A valuation allowance totaling $26.3 million, $27.2 million and $24.2 million in 2001, 2000 and 1999 has been established for deferred income tax benefits related to certain subsidiary loss carryforwards that may not be realized. Included in this valuation allowance is $2.4 million that relates to the deferred tax assets recorded from acquisitions. Any tax benefits subsequently recognized for these deferred tax assets will be allocated to goodwill.

Realization of the net deferred tax assets is dependent on generating sufficient taxable income prior to their expiration. Although realization is not assured, management believes it is more likely than not that the net deferred tax assets will be realized. The amount of the net deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward periods are reduced.

The undistributed earnings of all subsidiaries totaled $159.1 million, $146.7 million and $112.8 million at the end of 2001, 2000 and 1999. Snap-on does not expect that additional income taxes will be incurred on future distributions of such earnings, and no deferred income taxes have been provided for the distribution of these earnings to the parent company.

> NOTE 10 Financial Instruments

Snap-on accounts for its hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138. These standards require that all derivative instruments be reported in the consolidated financial statements at fair value. Changes in the fair value of derivatives are to be recorded each period in earnings or "Accumulated other comprehensive income (loss)," depending on the type of hedged transaction and whether the derivative is designated and effective as part of a hedged transaction. Gains or losses on derivative instruments reported in "Accumulated other comprehensive income (loss)" must be reclassified as earnings in the period in which earnings are affected by the underlying hedged item, and the ineffective portion of all hedges must be recognized in earnings in the current period.

In accordance with the provisions of SFAS No. 133, Snap-on recorded a transition adjustment on December 31, 2000, the beginning of Snap-on's 2001 fiscal year, to recognize its derivative instruments at fair value and to recognize the difference between the carrying values and fair values of related hedged assets and liabilities upon adoption of these standards. The cumulative effect of this transition adjustment was to decrease reported net income in the first quarter of 2001 by $2.5 million after tax related to a hedge strategy that did not qualify for hedge accounting under SFAS No. 133. Snap-on also recorded in the first quarter of 2001 a transition adjustment of $1.2 million after tax in "Accumulated other comprehensive income (loss)" on the accompanying Consolidated Balance Sheets to recognize previously deferred net gains on derivatives designated as cash flow hedges that qualify for hedge accounting under SFAS No. 133.

Snap-on uses derivative instruments to manage well-defined interest rate and foreign currency exposures. Snap-on does not use derivative instruments for speculative or trading purposes. The criteria used to determine if hedge accounting treatment is appropriate are (i) the designation of the hedge to an underlying exposure, (ii) whether or not overall risk is being reduced, and (iii) if there is a correlation between the value of the derivative instrument and the underlying obligation. Upon adoption of the new derivative accounting requirements, on the date a derivative contract is entered into, Snap-on designates the derivative as either a fair value hedge, a cash flow hedge, a hedge of a net investment in a foreign operation or a natural hedging instrument whose change in fair value is recognized as an economic hedge against changes in the values of the hedged item.

FOREIGN CURRENCY DERIVATIVE INSTRUMENTS: Snap-on has operations in a number of countries that have transactions outside their functional currencies and, as a result, is exposed to changes in foreign currency exchange rates. In addition, Snap-on hedges the anticipated repayment of intercompany loans to foreign subsidiaries denominated in foreign currencies. Snap-on manages most of these exposures on a consolidated basis, which allows for netting of certain exposures to take advantage of natural offsets. To the extent the net exposures are hedged, forward exchange contracts are used. Gains and/or losses on these foreign currency hedges are intended to offset losses and/or gains on the hedged transaction in an effort to reduce the earnings volatility resulting from fluctuating foreign currency exchange rates.

At December 29, 2001, Snap-on had net outstanding foreign exchange forward contracts totaling $191.3 million comprised of buy contracts of $55.1 million in Swedish kronor and sell contracts of $113.6 million in euros, $73.8 million in British pounds, $31.2 million in Canadian dollars, $8.8 million in Singapore dollars, $4.9 million in Danish kronor, $4.4 million in Australian dollars and $9.7 million in other currencies. At December 30, 2000, Snap-on had outstanding foreign exchange forward contracts totaling $168.9 million comprised of contracts to sell $65.4 million in euros, $61.1 million in British pounds, $26.4 million in Canadian dollars, $12.6 million in Swedish kronor and $3.4 million in other currencies.

Snap-on's foreign exchange forward contracts generally do not qualify for hedge accounting treatment under SFAS No. 133 and are excluded from the assessment of effectiveness. The fair value changes of these contracts are reported in earnings as foreign exchange gain or loss, which is included in "Other income (expense) – net" on the accompanying Consolidated Statements of Earnings. Those forward exchange contracts that qualify for hedge accounting treatment are accounted for as cash flow hedges where the effective portion of the changes in fair value of the derivative is recorded in "Accumulated other comprehensive income (loss)." When the hedged item is realized in income, the gain or loss included in "Accumulated other comprehensive income (loss)" is reclassified to income in the same financial statement caption as the hedged item. The ineffective portion of changes in fair value of the cash flow hedges are reported in earnings as foreign exchange gain or loss, which is included in "Other income (expense) – net" and which were not material. Forward points on forward exchange contracts are recognized as interest expense.

NON-DERIVATIVE INSTRUMENTS USED IN HEDGING RELATIONSHIPS: Snap-on uses non-U.S. dollar financing transactions as net investment hedges of long-term investments in the corresponding foreign currency. Hedges that meet the effectiveness requirements are accounted for under net investment hedging rules. The effective portion of the net investment hedge of a foreign operation is recorded in "Accumulated other comprehensive income (loss)" as a cumulative translation adjustment. When applicable, the ineffective portion of the net investment hedge is recorded in earnings as foreign exchange gain or loss, which is included in "Other income (expense) – net" and which were not material. At December 29, 2001, net gains of $11.4 million arising from effective hedges of net investments have been reflected in the cumulative translation adjustment account as a component of "Accumulated other comprehensive income (loss)."

INTEREST RATE SWAP AGREEMENTS: Snap-on enters into interest rate swap agreements to manage interest costs and risks associated with changing interest rates, specifically the future issuance of commercial paper. Snap-on has interest rate swap agreements that effectively exchange floating rate payments for fixed rate payments. Interest rate swap agreements are accounted for as cash flow hedges. The differentials paid or received on interest rate swap agreements are accrued and recognized as adjustments to interest expense. The effective portion of the change in fair value of the derivative is recorded in "Accumulated other comprehensive income (loss)," while any ineffective portion is recorded as an adjustment to interest expense. At December 29, 2001, and December 30, 2000, the notional principal amounts outstanding of these agreements were $25 million and $100 million, respectively.

For all derivatives qualifying for hedge accounting under SFAS No. 133, the net accumulated derivative loss at December 29, 2001, was $2.0 million after tax and is reflected in "Accumulated other comprehensive income (loss)." At December 29, 2001, the maximum maturity date of any cash flow hedge was approximately 39 months. During the next 12 months, Snap-on expects to reclassify into earnings net losses from "Accumulated other comprehensive income (loss)" of approximately $1.1 million after tax at the time the underlying hedged transactions are realized.

During 2001, cash flow hedge ineffectiveness was not material. However, there were pretax derivative losses totaling $.8 million in 2001 that were excluded from the assessment of effectiveness and, as a result, were recorded in "Interest expense" and "Other income (expense) – net."

CREDIT CONCENTRATIONS: Snap-on is exposed to credit losses in the event of non-performance by the counterparties to its interest rate swap and foreign exchange contracts. Snap-on does not obtain collateral or other security to support financial instruments subject to credit risk, but monitors the credit standing of the counterparties and enters into agreements only with financial institution counterparties with a credit rating of A- or better. Snap-on does not anticipate non-performance by its counterparties.

Snap-on's accounts receivable do not represent significant concentrations of credit risk because of the diversified portfolio of individual customers and geographic areas.

FAIR VALUE OF FINANCIAL INSTRUMENTS: SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires Snap-on to disclose the fair value of financial instruments for both on- and off-balance-sheet assets and liabilities for which it is practicable to estimate that value. The following methods and assumptions were used in estimating the fair value of financial instruments:

Installment contracts: A discounted cash flow analysis was performed over the average life of a contract using a discount rate currently available to Snap-on adjusted for credit quality, cost and profit factors. As of December 29, 2001, and December 30, 2000, the fair value was approximately $82 million and $85 million versus a book value of $71.6 million and $74.7 million.

Long-term debt: The fair value of long-term debt including current maturities was estimated using a discounted cash flow analysis based on quoted market rates for similar instruments. As of December 29, 2001, and December 30, 2000, the fair value was approximately $452 million and $479 million versus a book value of $448.1 million and $477.9 million.

Other financial instruments: The carrying amounts of all other financial instruments approximate fair value based on quoted market prices or discounted cash flow analysis for cash equivalents, interest rate swaps, forward exchange contracts and other financial instruments.

> NOTE 11 Pension Plans

Snap-on has several non-contributory pension plans covering most U.S. employees and certain employees in foreign countries. Snap-on also has foreign contributory plans covering certain foreign employees. Retirement benefits are generally provided based on employees' years of service and average earnings or stated amounts for years of service. Normal retirement age is 65, with provisions for earlier retirement. Snap-on recognizes retirement plan expenses in accordance with SFAS No. 87, "Employers' Accounting for Pensions," and contributes to the plans based on actuarial computations. In certain defined retirement benefit plans, these computations include the amortization of past service cost over a maximum of 30 years. Plan assets primarily consist of corporate equities and various debt securities.

In 2001, Snap-on amended certain of its U.S. pension plans and began offering a non-contributory account-based pension plan with a 401(k) match to certain U.S. salaried employees ("the 401(k) Plan"). Eligible participants were allowed to elect the 401(k) Plan, while new hires as of January 1, 2001, are automatically enrolled under this plan. Under the 401(k) Plan, Snap-on matches 50% of the first 6% of the employee's annual pretax contributions in Snap-on common stock, which is funded through the Grantor Stock Trust. Employees have the opportunity to diversify this match as they approach retirement. For 2001, Snap-on contributed $.4 million of Snap-on common stock to the 401(k) Plan.

Snap-on utilizes the market-related approach to value its plan assets. During the fourth quarter of 2000, Snap-on changed its method of valuing its plan assets from a five-year averaging method to a three-year averaging method. The impact of this change is reported as a change in accounting principle for pensions, with a cumulative, pretax effect of $41.3 million recorded as of January 2, 2000. The impact on 2000 operating results was to reduce pension expense by $9.7 million.

Snap-on's net pension expense (income) included the following components:

(Amounts in millions)	**2001**	2000	1999
Service cost – benefits earned during the year	**$ 15.8**	$ 15.8	$ 18.7
Interest cost on projected benefits	**38.9**	35.6	34.0
Less: actual loss (return) on plan assets	**1.6**	(33.1)	(37.2)
Curtailment gain	**–**	(.6)	(3.3)
Net amortization and deferral:			
Actual return on plan assets in excess of projected return	**(57.2)**	(20.2)	(.6)
Amortization of net assets at transition	**(1.3)**	(1.3)	(1.2)
Other	**(4.1)**	(3.7)	1.3
Net pension expense (income)	**$ (6.3)**	$ (7.5)	$ 11.7

The status of Snap-on's pension plans was as follows:

(Amounts in millions)	2001	2000
Change in projected benefit obligation		
Benefit obligation at beginning of year	$490.6	$ 491.4
Service cost	15.8	15.8
Interest cost	38.9	35.6
Plan participants' contributions	.8	.6
Benefits paid	(26.4)	(24.1)
Curtailment gain	–	(.6)
Plan amendments	6.9	.7
Actuarial loss (gain)	31.2	(31.2)
Foreign currency impact	(2.8)	(3.9)
Effect of business acquisitions	7.0	7.9
Effect of settlements	–	(1.6)
Benefit obligation at end of year	$562.0	$ 490.6
Change in plan assets		
Fair value of plan assets at beginning of year	$545.8	$ 526.7
Actual return (loss) on plan assets	(1.6)	33.1
Plan participants' contributions	.8	.6
Employer contributions	5.4	5.2
Benefits paid	(26.4)	(24.1)
Foreign currency impact	(1.8)	(1.8)
Effect of business acquisitions	7.5	8.0
Effect of settlements	–	(1.9)
Fair value of plan assets at end of year	$529.7	$ 545.8
Funded status	$ (32.3)	$ 55.4
Unrecognized net assets at year-end	(2.9)	(4.0)
Change in unrecognized net gain from revaluation of market-related value of assets	–	41.3
Unrecognized net loss (gain) from experience different than assumed	.1	(136.4)
Unrecognized prior service cost	14.8	10.5
Net amount recognized	$ (20.3)	$ (33.2)
Amounts recognized in the consolidated balance sheets consist of:		
Prepaid benefit cost	$ 31.6	$ 27.5
Accrued benefit liability	(56.2)	(63.1)
Other assets	.7	.3
Accumulated other comprehensive income (loss)	3.6	2.1
Net amount recognized	$ (20.3)	$ (33.2)

The prepaid benefit cost is included in "Other assets" with the current portion in "Prepaid expenses and other assets" on the accompanying Consolidated Balance Sheets, while the accrued benefit liability is included in "Pension liability," with the current portion in "Other accrued liabilities."

The weighted-average rate assumptions used in determining pension costs and the projected benefit obligation were as follows:

	2001	2000
Discount rate used to determine present value of projected benefit obligation at end of year	7.4%	7.9%
Expected long-term rate of return on plan assets for the year	9.6%	9.7%
Expected rate of increase in future compensation levels	4.6%	4.9%

Snap-on has pension plans in which the accumulated benefit obligation exceeds the fair value of plan assets. At the end of 2001 and 2000, Snap-on had three such plans, including certain non-U.S. plans, with an aggregate accumulated benefit obligation of $30.0 million and $25.3 million with no plan assets.

> NOTE 12 Retiree Health Care

Snap-on provides certain health care benefits for most retired U.S. employees. The majority of Snap-on's U.S. employees become eligible for those benefits if they reach early retirement age while working for Snap-on; however, the age and service requirements for eligibility under the plans have been increased for certain employees hired on and after specified dates since 1992. Generally, most plans pay stated percentages of covered expenses after a deductible is met. There are several plan designs, with more recent retirees being covered under a comprehensive major medical plan. In determining benefits, the plans take into consideration payments by Medicare and other coverages.

For employees retiring under the comprehensive major medical plans, contributions are required, and these plans contain provisions allowing for benefit and coverage changes. The plans require retirees to contribute either the full cost of the coverage or amounts estimated to exceed a capped per-retiree annual cost commitment by Snap-on. Most employees hired since 1994 are required to pay the full cost. Snap-on does not fund the retiree health care plans.

Snap-on recognizes postretirement health care expense in accordance with SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions."

Snap-on's net postretirement health care benefits expense included the following components:

(Amounts in millions)	2001	2000	1999
Service cost – benefits attributed to service during the year	$ 1.1	$1.3	$2.0
Interest cost on accumulated postretirement benefit obligation	5.5	5.6	5.9
Curtailment gain	–	–	(.2)
Amortization of unrecognized net gain	(1.4)	(.9)	(.1)
Net postretirement health care benefit expense	$ 5.2	$6.0	$7.6

The status of Snap-on's U.S. postretirement plans was as follows:

(Amounts in millions)	2001	2000
Change in projected benefit obligation		
Benefit obligation at beginning of year	**$ 75.0**	$ 83.2
Service cost	**1.1**	1.3
Interest cost	**5.5**	5.6
Plan participants' contributions	**2.2**	1.6
Benefits paid	**(6.8)**	(6.8)
Actuarial gain	**(1.7)**	(9.9)
Benefit obligation at end of year	**$ 75.3**	$ 75.0
Change in plan assets		
Fair value of plan assets at beginning of year	**$ –**	$ –
Plan participants' contributions	**2.2**	1.6
Employer contributions	**4.6**	5.2
Benefits paid	**(6.8)**	(6.8)
Fair value of plan assets at end of year	**$ –**	$ –
Unfunded status	**$(75.3)**	$(75.0)
Unrecognized actuarial gain	**(22.2)**	(22.2)
Postretirement liability	**$(97.5)**	$(97.2)

The accumulated postretirement benefit obligation at the end of 2001 consists of a current liability of $4.8 million and a long-term liability of $92.7 million. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7.5% at the end of 2001 and 8.0% at the end of 2000. The actuarial calculation assumes a health care trend rate of 6.2% in 2002, decreasing gradually to 4.5% in 2006 and thereafter.

As of December 29, 2001, a one-percentage-point increase in the health care cost trend rate for future years would increase the accumulated postretirement benefit obligation by $1.0 million and the service cost and interest cost components by $.1 million. Conversely, a one-percentage-point decrease in the health care cost trend rate for future years would decrease the accumulated postretirement benefit obligation by $.9 million and the service cost and interest cost components by $.1 million.

> NOTE 13 Stock Option and Purchase Plans

Snap-on has stock option plans for directors, officers and key employees, with expiration dates on the options ranging from 2002 to 2011 and vesting periods ranging from immediate to three years. The plans provide that options be granted at exercise prices equal to market value on the date the option is granted. On April 27, 2001, Snap-on's shareholders approved the 2001 Incentive Stock and Awards Plan. The 2001 Plan reserves five million shares of common stock for issuance.

Non-employee directors receive a mandatory minimum of 50% and an elective maximum of up to 100% of their fees and retainer in shares of Snap-on stock. Directors may elect to defer receipt of all or part of these shares. For 2001, 2000 and 1999, issuances under the Directors' Fee Plan totaled 10,367 shares, 8,908 shares and 5,479 shares. Additionally, receipt of 15,043 shares, 11,670 shares and 6,886 shares was deferred in 2001, 2000 and 1999. At December 29, 2001, shares reserved for issuance to directors under this plan totaled 200,328 shares.

Employees of Snap-on are eligible to participate in an employee stock purchase plan. The employee purchase price of the common stock is the lesser of the mean of the high and low price of the stock on the beginning date (May 15) or ending date (May 14) of each plan year. For 2001, 2000 and 1999, issuances under the employee stock purchase plan totaled 57,231 shares, 55,322 shares and 53,082 shares. At December 29, 2001, shares reserved for issuance to employees under this plan totaled 543,856, and Snap-on held employee contributions of approximately $1.2 million for the purchase of common stock.

Franchised dealers are eligible to participate in a dealer stock purchase plan. The dealer purchase price of the common stock is the lesser of the mean of the high and low price of the stock on the beginning date (May 15) or ending date (May 14) of each plan year. For 2001, 2000 and 1999, issuances under the dealer stock purchase plan totaled 78,440 shares, 78,165 shares and 65,630 shares. At December 29, 2001, shares reserved for issuance to franchised dealers under this plan totaled 290,924, and Snap-on held dealer contributions of approximately $1.3 million for the purchase of common stock.

Under the dividend reinvestment and stock purchase plan, participating shareholders may invest the cash dividends from all or a portion of their common stock to buy additional shares. The program also permits new investors and current shareholders to make additional cash contributions. For 2001, 2000 and 1999, issuances under the dividend reinvestment and stock purchase plan totaled 47,650 shares, 50,725 shares and 38,809 shares. At December 29, 2001, shares available for purchase under this plan totaled 1,808,286 shares.

Snap-on accounts for its stock-based compensation plans in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees," and, as a result, no compensation expense for stock options was recognized. For disclosure purposes only under SFAS No. 123, "Accounting for Stock-Based Compensation," the fair value of each option grant was estimated as of the date of grant using the Black-Scholes option pricing model.

Pro forma net income and earnings per share, and the assumptions used therein, assuming the fair value of accounting for stock-based compensation as prescribed under SFAS No. 123, were as follows:

(Amounts in millions except per share data)	2001	2000	1999
Net earnings:			
As reported	**$19.0**	$148.5	$127.2
Pro forma	**13.0**	141.3	122.8
Net earnings per share – diluted:			
As reported	**.33**	2.53	2.16
Pro forma	**.22**	2.41	2.09
Weighted-average assumptions under Black-Scholes:			
Risk-free interest rate	**4.9%**	6.7%	4.7%
Dividend yield	**2.8%**	2.5%	2.5%
Expected stock price volatility	**38.7%**	28.2%	32.1%
Expected option life *(in years)*	**5.6**	5.6	5.6

Stock option activity was as follows:

	2001		2000		1999	
	Options	**Exercise Price***	Options	Exercise Price*	Options	Exercise Price*
Outstanding at beginning of year	**4,526,481**	**$29.44**	2,977,467	$30.83	2,398,136	$29.21
Granted	**1,227,707**	**28.95**	1,735,600	26.37	785,800	34.41
Exercised	**(375,756)**	**21.83**	(118,681)	20.42	(132,254)	22.27
Canceled	**(189,286)**	**30.14**	(67,905)	28.16	(74,215)	31.86
Outstanding at end of year	**5,189,146**	**$29.83**	4,526,481	$29.44	2,977,467	$30.83
Exercisable at end of year	**3,447,146**	**$30.65**	2,887,281	$30.21	1,982,416	$28.31
Available for grant at end of year	**4,349,388**		387,809		2,056,504	

**Weighted-average*

As calculated using the Black-Scholes option pricing model, the weighted-average fair value of options granted during the years ended 2001, 2000 and 1999 were $9.37, $7.55 and $9.64. The following table summarizes information about stock options outstanding as of December 29, 2001:

	2001 Options Outstanding			2001 Options Exercisable	
Range of Exercise Prices	Options	Remaining Contractual Life (Years)*	Exercise Price*	Options	Exercise Price*
$19 to $25	610,823	2.2	$21.39	610,823	$21.39
$25 to $31	2,889,377	8.6	27.60	1,147,377	26.68
$31 to $38	1,166,239	6.4	35.30	1,166,239	35.30
$38 to $46	522,707	6.1	39.96	522,707	39.96
Totals	5,189,146	7.1	$29.83	3,447,146	$30.65

**Weighted-average*

As of December 29, 2001, Snap-on had 460,850 performance units granted to certain officers and key employees with an average grant price of $29.60 per unit.

> NOTE 14 Capital Stock

Snap-on has undertaken stock repurchases from time to time to prevent dilution created by shares issued for employee and dealer stock purchase plans, stock options, and other corporate purposes, as well as to repurchase shares when market conditions are favorable. Snap-on repurchased 400,000 shares in 2001, following the repurchase of 1,019,500 shares in 2000 and 492,800 shares in 1999. Since 1997, Snap-on's board of directors has authorized the repurchase of up to $250 million of Snap-on's common stock. As of the end of 2001, Snap-on has remaining availability to repurchase up to an additional $133 million in common stock pursuant to the board's authorizations. The purchase of Snap-on common stock is at the company's discretion, subject to prevailing financial and market conditions. Since 1995, Snap-on has repurchased 9,989,583 shares.

The board of directors declared on August 22, 1997, a dividend distribution of one preferred stock purchase right for each share of Snap-on's outstanding common stock. The rights are exercisable only if a person or group acquires 15% or more of Snap-on's common stock ("Acquiring Person") or publicly announces a tender offer to become an Acquiring Person. Each right may then be exercised to purchase one one-hundred-and-fiftieth of a share of Series A Junior Preferred Stock for $190, but if a person or group becomes an Acquiring Person, then each right entitles the holder (other than an Acquiring Person) to acquire common stock of Snap-on having a market value equivalent to two times the current purchase price. If Snap-on is acquired in a merger or other business combination not approved by the board of directors, then each holder of a right will be entitled to purchase common stock of the surviving company having a market value equivalent to two times the current purchase price. The effect of the rights is to cause ownership dilution to a person or group attempting to acquire Snap-on without approval of Snap-on's board of directors. The rights expire on November 3, 2007, and may be redeemed by Snap-on at a price of $.01 per right under certain circumstances.

Snap-on created a Grantor Stock Trust ("GST") in 1998 that was subsequently amended. In conjunction with the formation of the GST, Snap-on sold 7.1 million shares of treasury stock to the GST. The sale of these shares had no net impact on shareholders' equity or on Snap-on's Consolidated Statements of Earnings. The GST is a funding mechanism for certain benefit programs and compensation arrangements, including the incentive stock program and employee and dealer stock purchase plans. The Northern Trust Company, as trustee of the GST, votes the common stock held by the GST based on the terms set forth in the GST Agreement as amended. The GST is recorded as "Grantor stock trust at fair market value" on the accompanying Consolidated Balance Sheets. Shares owned by the GST are accounted for as a reduction to shareholders' equity until used in connection with employee benefits. Each period, the shares owned by the GST are valued at the closing market price, with corresponding changes in the GST balance reflected in additional paid-in capital. At December 29, 2001, the GST held 5,984,145 shares of common stock.

> NOTE 15 Commitments and Contingencies

Snap-on leases facilities and office equipment under non-cancelable operating leases that extend for varying amounts of time.

Snap-on's future minimum lease commitments under these leases, net of sub-leases, were as follows:

Year Ending	*(Amounts in millions)*
2002	$27.4
2003	19.9
2004	13.4
2005	10.3
2006	8.4
2007 and thereafter	22.5

Rent expense, net of sub-lease rental income, for worldwide facilities and office equipment was $32.1 million, $35.3 million and $26.7 million in 2001, 2000 and 1999.

In 1996, Snap-on filed a complaint against SPX Corporation ("SPX") alleging infringement of Snap-on's patents and asserting claims relating to SPX's hiring of the former president of Sun Electric, a subsidiary of Snap-on acquired in 1992. SPX filed a counterclaim alleging infringement of certain SPX patents. These patents, which related to engine analyzer products first introduced in the 1980s, have expired. In 2001, both companies agreed to a binding arbitration process. The arbitrator ruled in favor of SPX, and Snap-on will pay $44.0 million in damages to SPX. This obligation, which will be paid in January 2002, has been recorded in "Other accrued liabilities" on the accompanying Consolidated Balance Sheets and in "Operating expenses" on the accompanying Consolidated Statements of Earnings.

Snap-on is involved in various other legal matters that are being defended and handled in the ordinary course of business, and Snap-on maintains accruals for such costs that are expected to be incurred. Although it is not possible to predict the outcome of these matters, management believes that the results will not have a material impact on Snap-on's financial statements.

> NOTE 16 Restructuring and Non-recurring Charges

Snap-on announced in the second quarter of 2001 that it was taking significant action to (i) reduce costs companywide to adjust to the slower sales environment and (ii) improve operational performance in businesses not earning acceptable financial returns. As a result of selective rationalization and consolidation actions, Snap-on recorded $62.0 million in pretax restructuring and other non-recurring charges in 2001 for actions that include the consolidation or closure of 35 facilities, asset write-downs and severance costs to effect a 6% reduction in workforce. The $62.0 million charge includes restructuring charges of $40.3 million and non-recurring charges of $21.7 million. On the accompanying Consolidated Statements of Earnings, "Restructuring and other non-recurring charges" of $49.4 million includes restructuring charges of $40.3 million and other non-recurring charges of $9.1 million, and "Cost of goods sold – non-recurring charges" includes $12.6 million for certain inventory write-downs and warranty costs. Approximately 45% of the charges recorded in 2001 were non-cash, with the remaining costs requiring cash outflows from operations and borrowings under Snap-on's existing credit facilities.

The 2001 restructuring charges are for the consolidation or closure of 35 facilities, comprised of nine manufacturing or distribution facilities and 26 sales or administrative offices. The $40.3 million charge includes $27.1 million for severance costs associated with the planned elimination of 796 salaried and hourly positions, $6.0 million for non-cancelable lease agreements, $5.9 million for facility asset write-downs, and $1.3 million for exit-related legal and professional services. Non-recurring charges of $9.1 million include $8.4 million for management transition costs associated with the April 2001 retirement of Snap-on's president and chief executive officer and the appointment of Dale F. Elliott as successor to this position and $.7 million for non-recurring transition costs related to equipment and employee relocation associated with the facility consolidations. The non-recurring charges of $12.6 million in "Cost of goods sold – non-recurring charges" are comprised of $2.3 million for restructuring-related inventory write-downs and $10.3 million for additional inventory write-downs and warranty costs associated with Snap-on's exiting of an unprofitable segment of the emissions-testing business. Snap-on recorded charges for expected losses on the disposition of discontinued inventory, extended warranty costs and other asset impairments related to this exit plan in December 2000. During 2001, Snap-on experienced higher than expected emissions-related warranty costs and, as a result, Snap-on revised its cost estimate relative to the emissions exit plan and recorded $10.3 million of additional non-recurring charges in 2001.

The composition of Snap-on's restructuring reserve activity for the year ended December 29, 2001, was as follows:

(Amounts in millions)	Provisions	Usage	Restructuring Reserve as of Dec. 29, 2001
Severance costs	$27.1	$ (6.0)	$21.1
Facility consolidation or closure costs	7.3	(5.3)	2.0
Loss on asset write-downs	5.9	(5.9)	–
Total restructuring reserves	$40.3	$(17.2)	$23.1

As of December 29, 2001, restructuring reserve usage of $17.2 million represents $6.0 million for severance payments related to the separation of 272 of the 796 identified employees, $5.3 million for facility consolidation or closure costs and $5.9 million for the write-down of assets. Snap-on believes that the restructuring reserve balance of $23.1 million as of December 29, 2001, is adequate to complete all announced activities and anticipates that all actions will be completed by the end of 2002.

Snap-on expects to fund the cash requirements of its 2001 restructuring activities with cash flows from operations and borrowings under the company's existing credit facilities. The specific restructuring measures and estimated costs were based on management's best business judgment under prevailing circumstances. Snap-on also expects to incur an estimated $7 million to $8 million in restructuring-related transition costs in the first half of 2002. Transition costs do not qualify for restructuring accrual treatment and are therefore expensed when incurred.

In 2000, Snap-on recorded restructuring and non-recurring charges totaling $21.8 million pretax, primarily for various exit-related costs and impairment write-downs. These costs were comprised of a $4.2 million restructuring charge and $17.2 million in non-recurring charges. The restructuring charge relates to the closure of a small, underperforming vehicle-service business in the Asia/Pacific region and includes costs related to severance, lease terminations and write-offs of intangible assets. The non-recurring charges primarily relate to Snap-on's decision, prompted by continued changes in technology and emissions regulations at both the state and federal levels, to exit an unprofitable segment of the emissions-testing business. The non-recurring charges consist of $5.6 million for expected losses on the disposition of discontinued inventory, $3.9 million for extended warranty costs and $7.7 million for other asset impairments. Additionally, Snap-on incurred $.4 million in non-recurring charges for relocation, severance and facilities consolidation costs.

On the accompanying Consolidated Statements of Earnings, the $9.5 million of non-recurring charges for emissions-related inventory write-downs and warranty costs in 2000 have been reported as "Cost of goods sold – non-recurring charges." The $12.3 million in "Restructuring and other non-recurring charges" includes non-recurring charges of $7.7 million for emissions-related asset impairments and $.4 million for other relocation, severance and facilities consolidation costs. Also included in "Restructuring and other non-recurring charges" was $4.2 million in restructuring costs for severance and exit costs related to the closure of a vehicle-service business. The restructuring actions initiated in 2000 were completed during the first half of 2001.

In 1999, Snap-on recorded $37.2 million in restructuring and non-recurring charges related to its Project Simplify initiative. Project Simplify, a broad program of internal rationalizations, consolidations and reorganizations to make Snap-on's business operations simpler and more effective, was implemented in the third quarter of 1998. The 18-month program included the cost of closing facilities, employee severance associated with a reduction in staffing, impaired asset write-downs, costs to revalue discontinued stock keeping units ("SKUs"), legal matters and other non-recurring costs. Of the $37.2 million in charges recorded, $16.6 million was reflected in the Consolidated Statements of Earnings as "Cost of goods sold – non-recurring charges," and $20.6 million was included in "Restructuring and other non-recurring charges." The $16.6 million in non-recurring charges reflects the discontinuance of an emissions-testing equipment line as part of Snap-on's refocus on high-volume products. The $20.6 million of non-recurring charges represents employee incentives of $1.5 million, relocation costs of $10.9 million, professional services of $9.1 million and $4.8 million for the discontinuance of SKUs. These costs were partially offset by the reversal of $5.1 million of excess warranty reserves and the reversal of $.6 million of excess severance costs.

Snap-on achieved its Project Simplify objectives of consolidating certain business units, closing 60 facilities, eliminating approximately 1,100 positions and discontinuing more than 12,000 SKUs. Total charges incurred for Project Simplify were $187.5 million, and were comprised of $67.1 million of restructuring charges and $120.4 million of other non-recurring charges. Project Simplify was essentially completed as of year-end 1999.

> NOTE 17 Segments

Snap-on has two reportable segments: the Snap-on Dealer Group and the Commercial and Industrial Group. These segments are based on the organization structure used by management for making operating and investment decisions and for assessing performance. The Snap-on Dealer Group consists of Snap-on's business operations serving the worldwide dealer van channel. The Commercial and Industrial Group consists of the business operations serving the worldwide non-dealer tool and equipment products businesses. These two segments derive revenues primarily from the sale of tools and equipment.

The accounting policies described in Note 2 are applicable to the reportable segments. Snap-on evaluates the performance of its operating segments based on segment net sales and operating earnings. Snap-on accounts for intersegment sales and transfers based primarily on standard costs established between the segments. Snap-on allocates shared services expenses to those segments that utilize the services based on their percentage of revenues from external sources. Restructuring and other non-recurring charges are not allocated to the reportable segments. Had it been Snap-on's policy to allocate restructuring and other non-recurring charges to its reportable segments, such charges of $62.0 million, $21.8 million and $37.2 million for 2001, 2000 and 1999 would have been allocated to the segments as follows: Snap-on Dealer Group – $14.3 million, $11.5 million and $8.9 million for 2001, 2000 and 1999; Commercial and Industrial Group – $47.7 million, $10.3 million and $28.3 million for 2001, 2000 and 1999. In 2001, the $44.0 million cost for the resolution of patent arbitration as described in Note 15 was not allocated to the reportable segments.

Neither Snap-on nor any of its segments depends on any single customer, small group of customers or government for more than 10% of its sales.

Financial data by segment was as follows:

(Amounts in millions)	**2001**	2000	1999
Net sales from external customers			
Snap-on Dealer Group	**$1,048.8**	$1,068.7	$1,050.9
Commercial and Industrial Group	**1,046.9**	1,107.0	894.7
Total net sales	**$2,095.7**	$2,175.7	$1,945.6
Intersegment sales			
Snap-on Dealer Group	**$ .1**	$ .1	$ –
Commercial and Industrial Group	**381.4**	361.5	414.8
Total intersegment sales	**381.5**	361.6	414.8
Elimination of intersegment sales	**(381.5)**	(361.6)	(414.8)
Total consolidated intersegment sales	**$ –**	$ –	$ –
Earnings			
Snap-on Dealer Group	**$ 116.8**	$ 127.3	$ 120.0
Commercial and Industrial Group	**40.1**	86.4	69.1
Segment operating earnings	**156.9**	213.7	189.1
Net finance income	**35.7**	38.1	60.5
Restructuring and other non-recurring charges	**(62.0)**	(21.8)	(37.2)
Arbitration resolution	**(44.0)**	–	–
Interest expense	**(35.5)**	(40.7)	(27.4)
Other income (expense) – net	**(3.5)**	3.3	12.9
Earnings from continuing operations before income taxes	**$ 47.6**	$ 192.6	$ 197.9
Assets			
Snap-on Dealer Group	**$ 823.3**	$ 805.3	$ 772.3
Commercial and Industrial Group	**1,120.6**	1,220.2	1,321.2
Total from reportable segments	**1,943.9**	2,025.5	2,093.5
Financial Services	**82.0**	96.2	97.2
Elimination of intersegment receivables	**(51.6)**	(52.6)	(29.8)
Total assets	**$1,974.3**	$2,069.1	$2,160.9

(Amounts in millions)	**2001**	2000	1999
Capital expenditures			
Snap-on Dealer Group	**$ 14.7**	$ 13.0	$ 16.2
Commercial and Industrial Group	**38.9**	44.6	19.2
Total from reportable segments	**53.6**	57.6	35.4
Financial Services	**–**	–	–
Total capital expenditures	**$ 53.6**	$ 57.6	$ 35.4
Depreciation and amortization			
Snap-on Dealer Group	**$ 21.4**	$ 20.3	$ 20.5
Commercial and Industrial Group	**46.6**	45.9	34.9
Total from reportable segments	**68.0**	66.2	55.4
Financial Services	**–**	–	–
Total depreciation and amortization	**$ 68.0**	$ 66.2	$ 55.4

Geographic data was as follows:

(Amounts in millions)	**2001**	2000	1999
Net sales*			
United States	**$1,360.0**	$1,367.1	$1,306.7
Europe	**537.5**	587.5	434.3
All other	**198.2**	221.1	204.6
Total net sales	**$2,095.7**	$2,175.7	$1,945.6
Long-lived assets			
United States	**$ 189.1**	$ 199.0	$ 218.8
Europe	**114.0**	121.7	117.8
All other	**24.6**	24.4	26.0
Total long-lived assets	**$ 327.7**	$ 345.1	$ 362.6

** Net sales are attributed to countries based on the origin of the sale.*

PRODUCTS AND SERVICES: Snap-on derives revenue from a broad line of products and complementary services that can be divided into two groups: tools and equipment. The following table shows the consolidated sales of these product groups in the last three years:

(Amounts in millions)	**2001**	2000	1999
Tools	**$1,291.1**	$1,343.5	$1,149.3
Equipment	**804.6**	832.2	796.3
Total	**$2,095.7**	$2,175.7	$1,945.6

Quarterly Financial Information (Unaudited)

(Amounts in millions except per share data)	**2001**	2000	1999
Net sales			
First quarter	$ 527.4	$ 544.3	$ 452.6
Second quarter	525.6	563.2	473.1
Third quarter	508.1	511.9	453.2
Fourth quarter	534.6	556.3	566.7
	$2,095.7	$2,175.7	$1,945.6
Net earnings (loss)			
First quarter*	$ 26.9	$ 60.7	$ 32.2
Second quarter	8.9	45.7	25.0
Third quarter	.6	28.4	42.6
Fourth quarter	(17.4)	13.7	27.4
	$ 19.0	$ 148.5	$ 127.2
Earnings (loss) per share – basic			
First quarter*	$ .47	$ 1.03	$ .55
Second quarter	.15	.78	.43
Third quarter	.01	.48	.73
Fourth quarter	(.30)	.25	.47
	$ .33	$ 2.54	$ 2.18
Earnings (loss) per share – diluted			
First quarter*	$ .47	$ 1.03	$ .55
Second quarter	.15	.78	.42
Third quarter	.01	.48	.72
Fourth quarter	(.30)	.24	.47
	$ .33	$ 2.53	$ 2.16
Cash dividends paid per share			
First quarter	$ .24	$ .23	$ .22
Second quarter	.24	.23	.22
Third quarter	.24	.24	.23
Fourth quarter	.24	.24	.23
	$ .96	$ .94	$ .90

** The first quarter of 2001 includes a pretax loss of $4.1 million ($2.5 million after tax or $.04 per basic and diluted share) for the cumulative effect of a change in accounting principle for derivatives. The first quarter of 2000 includes a pretax gain of $41.3 million ($25.4 million after tax or $.43 per basic and diluted share) for the cumulative effect of a change in accounting principle for pensions.*


in $ millions
1,672
1,773
1,946
2,176
2,096
97
98
99
00
01
NET SALES


in $ millions
150
(5)
127
149
19
97
98
99
00
01
NET EARNINGS (LOSS)


in dollars
14.74
12.98
14.10
14.60
13.40
97
98
99
00
01
SHAREHOLDERS' EQUITY PER SHARE


in dollars
.82
.86
.90
.94
.96
97
98
99
00
01
CASH DIVIDENDS PAID PER SHARE

Six-year Data

(Amounts in millions except per share data)	2001	2000	1999	1998	1997	1996
Summary of operations						
Net sales	**$2,095.7**	$2,175.7	$1,945.6	$1,772.6	$1,672.2	$1,485.3
Gross profit	**949.0**	996.8	896.2	763.2	843.8	750.8
Operating expenses	**848.7**	792.6	723.7	705.8	650.2	594.5
Net finance income	**35.7**	38.1	60.5	65.9	71.9	64.3
Interest expense	**35.5**	40.7	27.4	21.2	17.6	12.7
Earnings from continuing operations	**47.6**	192.6	197.9	10.8	238.7	208.7
Income taxes	**26.1**	69.5	70.7	15.6	88.3	77.2
Cumulative effect, net of taxes	**(2.5)**	25.4	–	–	–	–
Net earnings (loss)	**19.0**	148.5	127.2	(4.8)	150.4	131.5
Financial position						
Accounts receivable – net	**$ 615.2**	$ 644.5	$ 617.7	$ 554.7	$ 539.6	$ 651.7
Inventories	**375.2**	418.9	454.8	375.4	373.2	269.8
Current assets	**1,139.4**	1,186.4	1,206.3	1,079.8	1,021.7	1,017.3
Accounts payable	**141.2**	161.0	146.4	89.4	91.6	89.3
Current liabilities	**549.4**	538.0	452.7	458.0	352.5	341.4
Working capital	**590.0**	648.4	753.6	621.8	669.2	675.9
Working investment	**849.2**	902.4	926.1	840.7	821.2	832.2
Total capital	**1,250.4**	1,387.3	1,455.1	1,102.0	1,067.2	1,001.2
Property and equipment – net	**327.7**	345.1	362.6	272.0	265.8	245.3
Total assets	**1,974.3**	2,069.1	2,160.9	1,674.9	1,641.4	1,520.8
Long-term debt	**445.5**	473.0	607.5	246.6	151.0	149.8
Total debt	**474.6**	543.3	629.8	339.7	175.1	173.0
Total shareholders' equity	**775.8**	844.0	825.3	762.4	892.1	828.2
Common share summary						
Net earnings (loss) per share – diluted	**$ .33**	$ 2.53	$ 2.16	$ (.08)	$ 2.44	$ 2.13
Cash dividends paid per share	**.96**	.94	.90	.86	.82	.76
Shareholders' equity per share	**13.40**	14.60	14.10	12.98	14.74	13.62
Common stock price range	**34.21-21.65**	32.44-20.88	37.81-26.44	46.44-25.50	46.31-34.25	38.25-27.33
Year-end share price	**33.93**	27.88	26.56	34.81	42.38	36.38
Average shares outstanding – diluted	**58.1**	58.6	58.9	59.2	61.7	61.6
Other financial statistics						
Cash dividends paid	**$ 55.6**	$ 55.0	$ 52.6	$ 51.0	$ 49.9	$ 46.3
Net cash provided by operating activities	**163.7**	190.2	235.6	75.0	194.9	136.4
Capital expenditures	**53.6**	57.6	35.4	46.8	55.4	52.3
Depreciation and amortization	**68.0**	66.2	55.4	45.0	38.4	31.9
Percent of total debt to total capital	**38.0%**	39.2%	43.3%	30.8%	16.4%	17.3%
Return on average shareholders' equity	**2.3%**	17.8%	16.0%	(.6)%	17.5%	16.7%

2001 results include $62.0 million of pretax restructuring and other non-recurring charges ($46.1 million after tax or $.80 per diluted share) and a $4.1 million pretax loss ($2.5 million after tax or $.04 per diluted share) for the cumulative effect of a change in accounting principle for derivatives.

2000 results include $21.8 million of pretax restructuring and other non-recurring charges ($14.2 million after tax or $.24 per diluted share) and a $41.3 million pretax gain ($25.4 million after tax or $.43 per diluted share) for the cumulative effect of a change in accounting principle for pensions.

1999 results include $37.2 million of pretax restructuring and other non-recurring charges ($23.3 million after tax or $.40 per diluted share).

1998 results include $149.9 million of pretax restructuring and other non-recurring charges ($107.6 million after tax or $1.82 per diluted share).

For financial definitions see Glossary of Financial Terms on inside back cover.

Management's Responsibility for Financial Reporting

The management of Snap-on Incorporated is responsible for the preparation and integrity of all financial statements and other information contained in this Annual Report. The consolidated financial statements have been prepared in conformity with generally accepted accounting principles and include amounts based on judgments and estimates by management. Snap-on maintains internal control systems designed to provide reasonable assurance that Snap-on's financial records reflect the transactions of Snap-on and that its assets are protected from loss or unauthorized use. A staff of internal auditors conducts operational and financial audits to evaluate the adequacy of internal controls and accounting practices.

Snap-on's consolidated financial statements have been audited by Arthur Andersen LLP, independent public accountants. As part of their audit of Snap-on's consolidated financial statements, Arthur Andersen LLP considered Snap-on's system of internal control to the extent they deemed necessary to determine the nature, timing and extent of their audit tests. Management has made available to Arthur Andersen LLP Snap-on's financial records and related data.

The audit committee of the board of directors is responsible for reviewing and evaluating the overall performance of Snap-on's financial reporting and accounting practices. The committee meets periodically and independently with management, internal auditors and the independent public accountants to discuss Snap-on's internal accounting controls, auditing and financial reporting matters. The internal auditors and independent public accountants have unrestricted access to the audit committee.

Dale F. Elliott
President and Chief Executive Officer

Donald S. Huml
Senior Vice President – Finance and Chief Financial Officer

Report of Independent Public Accountants

To the Board of Directors and Shareholders of Snap-on Incorporated:

We have audited the accompanying consolidated balance sheets of Snap-on Incorporated (a Delaware Corporation) and subsidiaries as of December 29, 2001, and December 30, 2000, and the related consolidated statements of earnings, shareholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 29, 2001. These consolidated financial statements are the responsibility of Snap-on's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Snap-on Incorporated and subsidiaries as of December 29, 2001, and December 30, 2000, and the consolidated results of its operations and cash flows for each of the three years in the period ended December 29, 2001, in conformity with accounting principles generally accepted in the United States.

As explained in Note 10 to the financial statements, effective December 31, 2000, Snap-on Incorporated changed its method of accounting for derivatives.

As explained in Note 11 to the financial statements, effective January 2, 2000, Snap-on Incorporated changed its method of accounting for pensions.

Arthur Andersen LLP

Arthur Andersen LLP

Chicago, Illinois
January 29, 2002

Directors and Corporate Organization

Board of Directors

Robert A. Cornog [e]
Chairman of the board†
Snap-on Incorporated
Director since 1982

Dale F. Elliott [a*, e]
President and chief executive officer†
Snap-on Incorporated
Director since 2001

Bruce S. Chelberg [a, b, c*]
Retired chairman of the board
and chief executive officer
Whitman Corporation
Director since 1993

Roxanne J. Decyk [a, d*, e]
Vice president – corporate strategy
Shell International Limited
Director since 1993

Leonard A. Hadley [c, e]
Retired chairman of the board,
president and chief executive officer
Maytag Corporation
Director since 1997

Arthur L. Kelly [a, d, e*]
Managing partner
KEL Enterprises L.P.
Director since 1978

George W. Mead [b, e]
Retired chairman of the board
and chief executive officer
Consolidated Papers, Inc.
Director since 1985

Jack D. Michaels [c, d]
Chairman of the board, president
and chief executive officer
HON INDUSTRIES
Director since 1998

Lars Nyberg
Chairman of the board
and chief executive officer
NCR Corporation
Director since 2002

Frank S. Ptak [b, d]
Vice chairman
Illinois Tool Works, Inc.
Director since 2000

Edward H. Rensi [b, c]
Owner and chief executive officer
Team Rensi Motorsports, and
retired president and chief
executive officer of McDonald's U.S.A.
Director since 1992

Richard F. Teerlink [a, b*, c]
Retired chairman of the board
and chief executive officer
Harley-Davidson, Inc.
Director since 1997

Board Committees:
a: Executive Committee
b: Audit Committee
c: Organization and Executive Compensation Committee
d: Board Affairs and Nominating Committee
e: Finance Committee
* Denotes Chair

Corporate Officers

Dale F. Elliott
President and
chief executive officer†

Alan T. Biland
Vice president – chief information
officer and president – diagnostics and
information group

Sharon M. Brady
Vice president – human resources

Frederick D. Hay
Senior vice president – operations†

Donald S. Huml
Senior vice president – finance
and chief financial officer†

Denis J. Loverine
Treasurer

Susan F. Marrinan
Vice president, secretary
and general counsel

Blaine A. Metzger
Vice president and controller

Michael F. Montemurro
Senior vice president and
president – worldwide Snap-on dealer group†

William H. Pfund
Vice president – investor relations

Business Unit Executives

Anders Ågren
President – Bahco Group AB

Donald E. Broman
Vice president – worldwide industrial

David E. Cox
Vice president – equipment North America

Jeffrey N. Eggert
Vice president – Snap-on Tools operations

David R. Ellingen
President and chief executive officer –
Mitchell Repair Information Company, LLC

Ramón Iriondo
President – Eurotools

Nicholas L. Loffredo
Vice president – dealer sales, United States

Mark S. Pezzoni
President – OEM and industrial
specials division

Gerald E. Seebeck
Vice president and general manager –
power tools

Giuliano Spaggiari
Vice president – equipment Europe

William J. Tobias
General manager – EquiServ

Thomas J. Ward
President – diagnostics

† Denotes Executive Officer

> INVESTOR INFORMATION

Exchange Listing

Snap-on Incorporated's common stock is listed on the New York Stock Exchange under the ticker symbol SNA.

Transfer Agent and Registrar

EquiServe Trust Company, N.A.
P.O. Box 2500
Jersey City, New Jersey 07303-2500, U.S.A.

Shareholder Inquiries

Shareholders with questions may call the Transfer Agent, EquiServe Trust Company, toll-free at 1-800-446-2617 (in the United States) or 201-324-0498 (outside the United States). The deaf and hearing-impaired may call 201-222-4955. An interactive automated system is available 24 hours a day, every day. Operators are available Monday – Friday, 8:30 a.m. to 7:00 p.m. Eastern time.

Certificate Transfers

By mail:
EquiServe Trust Company, N.A.
P.O. Box 2589
Jersey City, New Jersey 07303-2589, U.S.A.

By private courier:
EquiServe Trust Company, N.A.
Transfer Department
525 Washington Boulevard
Jersey City, New Jersey 07310, U.S.A.

Dividend Reinvestment and Direct Stock Purchase Plan

Investors may purchase stock directly from the company and increase their investment through a no-commission dividend reinvestment and direct stock purchase plan. For information write to:

EquiServe Trust Company, N.A.
Dividend Reinvestment Service
P.O. Box 2598
Jersey City, New Jersey 07303-2598, U.S.A.
Or call: 1-800-446-2617 (in the United States)
201-324-0498 (outside the United States)

Anticipated Dividend Record and Pay Dates for 2002

Quarter	Record Date	Pay Date
First	February 15	March 8
Second	May 20	June 10
Third	August 20	September 10
Fourth	November 19	December 10

Form 10-K and Other Financial Publications

These publications are available without charge. Visit our Web site, contact the Snap-on public relations department at P.O. Box 1430, Kenosha, Wisconsin 53141-1430; call 262-656-4808 (recorded message) or send an e-mail to financials@snapon.com.

Web Site

Snap-on's Web site contains the most recent Form 10-Qs, Form 10-Ks, news releases, annual report financials and information about Snap-on's dividend reinvestment and direct stock purchase plan. Our address is www.snapon.com.

Independent Auditors

Arthur Andersen LLP
33 West Monroe Street
Chicago, Illinois 60603, U.S.A.

Annual Meeting

The Annual Meeting of Shareholders will be held at the Hilton Rye Town, 699 Westchester Avenue, Rye Brook, New York, at 9:00 a.m. EDT on Thursday, April 25, 2002. The meeting will also be available via webcast at snapon.com.

Corporate Offices

P.O. Box 1430
Kenosha, Wisconsin 53141-1430, U.S.A.
262-656-5200

Glossary of Financial Terms

Free cash flow: Cash flow from operations less capital expenditures. Cash generated from operating activities less the amount invested in capital expenditures (the cash paid for the purchase of plant, property and equipment).

Organic sales: Net sales, excluding the impact of acquisitions, divestitures and currency translation; used to illustrate growth on a comparable basis.

Return on average shareholders' equity (ROE): Current year net earnings (loss) divided by average shareholders' equity (average of the last two years). ROE is a measurement of the profit generated on capital retained in the company by shareholders.

Total capital: The sum of invested funds in the company as calculated by adding total debt (notes payable plus long-term debt, including current maturities) plus total shareholders' equity.

Working capital: Current assets less current liabilities. Working capital reflects the amount of money being used to finance current operations.

Working investment: Net accounts receivable plus inventory less accounts payable. Focused on those elements within operating control, working investment is a measurement of a company's effectiveness in using invested money to support current sales levels.

Trademarks

Design: Boller Coates & Neu / www.bcandn.com Photography: James Schnept Printing: Anderson Lithograph

Snap-on Incorporated
P.O. Box 1430
Kenosha, Wisconsin 53141-1430
U.S.A.
(262) 656-5200

www.snapon.com